SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 16, 2012	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM Participações S.A. and
TIM Participações S.A. and
Subsidiaries

Financial Statements as at

December 31, 2011
with Independent Auditors' Report

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

Contents

Independent auditor's report

To the Board of Directors and Stockholders
TIM Participações S.A.

We have audited the accompanying financial statements[1] of TIM Participações S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2011 and the statements of income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of TIM Participações S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. as at December 31, 2011, and its financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 3 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of TIM Participações S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries based on equity accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified in respect of this matter.

Other matters
Supplementary information - statements of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2011, which are the responsibility of the Company's management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, February 15, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4 "S" RJ

TIM PARTICIPAÇÕES S.A and
TIM PARTICIPAÇÕES S.A. and SUBSIDIARIES

BALANCE SHEETS
As of December 31
(in thousands of *Reais*)

	Parent Company		Consolidated	
	2011	2010	2011	2010
Assets				
Current assets				
Cash and cash equivalents (Note 6)	**27,025**	6,016	**3,262,855**	2,376,232
Financial assets valued at fair value through income (Note 7)	**43**	9	**1,872**	18,177
Trade accounts receivable (Note 8)	**-**	-	**3,285,782**	2,660,618
Inventory (Note 9)	**-**	-	**273,171**	228,654
Dividends receivable (Note 16)	**324,063**	509,235	**-**	-
Indirect taxes and contributions recoverable (Note 10)	**2**	1	**608,025**	494,036
Direct taxes and contributions recoverable (Note 101)	**592**	380	**616,235**	361,929
Prepaid expenses (Note 13)	**-**	-	**114,502**	93,768
Derivative transactions (Note 41)	**-**	-	**55,889**	6,122
Other assets (Note 15)	**4,661**	1,174	**68,795**	98,591
	356,386	516,815	**8,287,126**	6,338,127
Non-current assets				
Financial assets valued at fair value through income (Note 7)	**246**	416	**25,873**	13,692
Trade accounts receivable (Note 8)	**-**	-	**59,712**	36,812
Indirect taxes and contributions recoverable (Note 10)	**-**	-	**376,479**	188,111
Direct taxes and contributions recoverable (Note 11)	**2,837**	8,372	**22,739**	139,366
Deferred income and social contribution taxes (Note 12)	**-**	-	**1,488,235**	1,732,732
Court deposits (Note 14)	**26,023**	20,741	**607,627**	385,519
Prepaid expenses (Note 13)	**-**	-	**92,874**	102,413
Derivative transactions (Note 41)	**-**	-	**65,315**	16,746
Other assets (Note 15)	**-**	-	**13,884**	17,763
Investments (Note 16)	**12,781,051**	10,153,238	**-**	-
Property, plant and equipment (Note 17)	**-**	-	**6,624,081**	5,863,723
Intangible assets (Note 18)	**157,556**	157,556	**5,774,276**	4,535,848
	12,967,713	10,340,323	**15,151,095**	13,032,725
Total assets	**13,324,099**	10,857,138	**23,438,221**	19,370,852

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.
and TIM PARTICIPAÇÕES S.A. and SUBSIDIARIES

BALANCE SHEETS
As of December 31
(in thousands of *Reais*)

	Parent Company		Consolidated	
	2011	2010	2011	2010
Liabilities				
Current Liabilities				
Suppliers (Note 19)	**2,965**	1,296	**3,709,301**	3,103,469
Loans and financing (Note 20)	-	-	**1,090,174**	957,549
Derivative transactions (Note 41)	-	-	**77,055**	2,071
Labor liabilities (Note 21)	**80**	102	**145,803**	125,292
Indirect taxes, fees and contributions (Note 22)	**32**	14	**705,669**	544,375
Direct taxes, fees and contributions (Note 23)	**45**	150	**454,124**	265,328
Dividends payable (Note 27)	**326,348**	511,737	**326,348**	511,737
Other liabilities (Note 24)	**4,279**	1,712	**287,156**	181,268
	333,749	515,011	**6,795,630**	5,691,089
Non-current liabilities				
Loans and financing (Note 20)	-	-	**2,570,409**	2,277,121
Derivative transactions (Note 41)	-	-	**89,078**	164,482
Indirect taxes, fees and contributions (Note 22)	-	-	**142,953**	57,720
Direct taxes, fees and contributions (Note 23)	-	-	**167,447**	138,981
Deferred income and social contribution taxes (Note 12)	-	-	**77,055**	83,708
Provision for contingencies (Note 25)	**3,832**	4,021	**229,521**	249,057
Actuarial liabilities (Note 42)	-	5,256	**318**	9,166
Provision for asset retirement obligation (Note 26)	-	-	**261,918**	255,737
Other liabilities (Note 24)	**29,781**	26,847	**147,155**	142,982
	33,613	36,124	**3,685,854**	3,378,954
Shareholder's Equity (Note 27)				
Capital Stock	**9,839,770**	8,149,096	**9,839,770**	8,149,096
Capital reserves	**384,489**	396,129	**384,489**	396,129
Profit reserves	**2,735,847**	1,760,778	**2,735,847**	1,755,584
Treasury shares	**(3,369)**	-	**(3,369)**	-
	12,956,737	10,306,003	**12,956,737**	10,300,809
Total liabilities and shareholders' equity	**13,324,099**	10,857,138	**23,438,221**	19,370,852

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A.
and TIM PARTICIPAÇÕES S.A. and SUBSIDIARIES

STATEMENTS OF INCOME
Years ended December 31
(in thousands of *Reais*)

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Net operating revenue (Note 29)	-	-	**17,085,977**	14,457,450
Costs of services provided and goods sold (Note 30)	-	-	**(8,561,433)**	(7,305,767)
Gross income	-	-	**8,524,544**	7,151,683
Operating revenue (expenses):				
Selling expenses(Note 31)	-	-	**(4,845,712)**	(4,494,608)
General and administrative expenses (Note 32)	**(2,560)**	(6,318)	**(963,394)**	(1,008,694)
Equity pick up (Note 16)	**1,287,219**	2,221,271	-	-
Other revenue (expenses), net (Note 33)	**(1,132)**	(84)	**(647,996)**	(448,247)
	1,283,527	2,214,869	**(6,457,102)**	(5,951,549)
Operating income	**1,283,527**	2,214,869	**2,067,442**	1,200,134
Financial revenue (expenses):				
Financial revenue (Note 34)	**3,599**	2,233	**310,521**	231,671
Financial expenses (Note 35)	**(3,206)**	(117)	**(448,779)**	(380,501)
Exchange variations, net (Note 36)	**(3)**	(76)	**(100,600)**	(96,627)
	390	2,040	**(238,858)**	(245,457)
Income before income and social contribution taxes	**1,283,917**	2,216,909	**1,828,584**	954,677
Income and social contribution taxes (Note 37)	**(2,689)**	-	**(547,356)**	1,257,038
Net income for the year	**1,281,228**	2,216,909	**1,281,228**	2,211,715
Profit per share atributable to the Company's shareholders during the year (thousands of R$ per share)				
Basic Profit per share (Note 38)	0.5660	0.8955		
Diluted Profit per share (Note 38)	0.5657	0.8955		

The Company does not have transactions to be recorded as Comphreensive Income

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

Years ended December 31
(in thousands of *Reais*)

			Profit reserves				
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Treasury Shares	Accumulate d losses	Total
Balances as at December 31, 2009	8,149,096	396,129	122,298	35,751	-	(125,914)	8,577,360
Dividends directly recorded against shareholders' equity (Note 27)	-	-	-	8,345	-	-	8,345
Net income for the year	-	-	-	-	-	2,216,909	2,216,909
Allocation of net income for the year;							
Legal reserves (Note 27)	-	-	104,550	-	-	(104,550)	-
Dividends (Note 27)	-	-	-	-	-	(496,611)	(496,611)
Creation of reserves for expansion (Note 27)	-	-	-	1,489,834	-	(1,489,834)	-
Balances as of December 31, 2010	8,149,096	396,129	226,848	1,533,930	-	-	10,306,003
Dividends directly recorded against shareholders' equity (Note 27)	-	-	-	3,327	-	-	3,327
Treasury Shares (Note 27)	-	-	-	-	(3,369)	-	(3,369)
Increase in capital stock with transfer of reserves (Note 27)	15,569	(15,569)	-	-	-	-	-
Increase in capital stock regarding public offering (Note 27)	1,640,854	-	-	-	-	-	1,640,854
Increase in capital stock with over-allotment of shares (Note 27)	81,368	-	-	-	-	-	81,368
Costs of issue of Shares (Note 27)	(47,117)	-	-	-	-	-	(47,117)
Stock Options (Note 28)	-	3,929	-	-	-	-	3,929
Net income for the year	-	-	-	-	-	1,281,228	1,281,228
Allocation of net income for the year:							
Legal reserves (Note 27)	-	-	64,061	-	-	(64,061)	-
Dividends (Note 27)	-	-	-	-	-	(304,292)	(304,292)
Creation of reserves for expansion (Note 27)	-	-	-	912,875	-	(912,875)	-
Expansion reserve reduction				(5,194)			(5,194)
Balance as at December 31, 2011	9,839,770	384,489	290,909	2,444,938	(3,369)	-	12,956,737

TIM PARTICIPAÇÕES S.A.
and TIM PARTICIPAÇÕES S.A. and SUBSIDIARIES

STATEMENTS OF CASH FLOW
Years ended December 31
(in thousands of *Reais*)

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Operating activities				
Net income for the year	**1,283,917**	2,216,909	**1,828,584**	954,677
Adjustments to reconcile income with net cash from operating activities:				
Depreciation and amortization	-	-	**2,569,767**	2,993,461
Equity pick up (note 16)	**(1,287,219)**	(2,221,271)	-	-
Actuarial liabilities	**(5,256)**	474	**(8,848)**	1,639
Residual value of permanent assets written-off	-	-	**20,904**	27,212
Interest on future asset retirement obligation	-	-	**(1,144)**	1,057
Provision for contingencies	**(342)**	39	**175,653**	32,457
Monetary restatement of court deposits and contingencies	**(152)**	(84)	**(13,954)**	(10,515)
Interest, monetary and exchange variations on loans	-	-	**371,205**	398,947
Interest on financial investments	**(2,755)**	(1,526)	**(205,408)**	(145,537)
Allowance for doubtful accounts (note 8)	-	-	**231,529**	310,498
Stock Options (note 28)	-	-	**3,928**	-
Other	**311**	-	**88,159**	7,869
	(11,496)	(5,459)	**5,060,375**	4,571,765
Decrease (increase) in operating assets				
Accounts receivable	-	-	**(782,853)**	(481,662)
Taxes and contributions recoverable	**5,323**	(417)	**(376,974)**	(33,017)
Inventory		-	**(39,379)**	177,781
Prepaid expenses		-	**(11,083)**	(161,644)
Dividends received	**509,235**	190,000	-	-
Court Deposits	**(4,976)**	(9,044)	**(185,610)**	(149,947)
Other current and non-current assets	**(3,489)**	(1,039)	**33,400**	(6,798)
Increase (decrease) in operating liabilities				
Labor obligations	**(21)**	52	**11,606**	17,428
Suppliers	**1,669**	(4,522)	**573,532**	(13,001)
Taxes, fees and contributions	**(2,774)**	151	**61,535**	45,372
Provision for contingencies	-	-	**(218,105)**	(105,444)
Other short- and long-term liabilities	**5,500**	33	**2,999**	111,499
Net cash from operating activities	**498,971**	169,755	**4,129,443**	3,972,332
Investment activities				
Capital Contribution TIM Celular (note 16)	**(1,687,000)**	-	-	-
Acquisition of TIM Fiber RJ and SP (note 48)	-	-	**(1,529,588)**	-
Financial assets valued at fair value through income	**2,890**	1,484	**211,151**	276,381
Additions to property, plant and equipment, and intangibles	-	-	**(3,002,377)**	(2,835,761)
Asset retirement obligation	-	-	**7,325**	15,045
Cash from acquisition of TIM Fiber RJ and SP (note 48)			**18,973**	-
Net cash provided by (used in) investment activities	**(1,684,110)**	1,484	**(4,294,516)**	(2,544,335)
Financing activities		-		
Capital increase (note 27)	**1,722,222**	-	**1,722,222**	-
Costs of issuance of shares (note 27)	**(47,117)**	-	**(47,117)**	-
Treasury shares (note 27)	**(3,369)**	-	**(3,369)**	-
New loans	-	-	**892,866**	452,843
Repayments of loans	-	-	**(939,119)**	(1,671,716)
Derivatives	-	-	**(87,433)**	(44,735)
Dividends paid	**(465,588)**	(201,181)	**(486,354)**	(201,181)
Net cash from (used in) financing activities	**1,206,148**	(201,181)	**1,051,696**	(1,464,789)
Increase (decrease) in cash and cash equivalents	**21,009**	(29,942)	**886,623**	(36,792)

Cash and cash equivalents at the beginning of the year	**6,016**	35,958	**2,376,232**	2,413,024
Cash and cash equivalents at the end of the year	**27,025**	6,016	**3,262,855**	2,376,232

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A.
and TIM PARTICIPAÇÕES S.A. and SUBSIDIARIES

VALUE ADDED STATEMENTS
Years ended December 31
(In thousands of *Reais*)

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Revenue				
Gross operating revenue	**-**	-	**24,757,566**	20,319,295
Allowance for doubtful debts	**-**	-	**(231,529)**	(310,498)
Discounts, returns and other	**-**	-	**(2,286,252)**	(1,386,017)
	-	-	**22,239,785**	18,622,780
Inputs purchased from third parties				
Costs of goods sold and services provided	**-**	-	**(6,544,679)**	(4,982,366)
Materials, electricity, third party services and other	**(7,261)**	(3,341)	**(3,406,374)**	(3,076,895)
	(7,261)	(3,341)	**(9,951,053)**	(8,059,261)
Retentions				
Depreciation and amortization	**-**	-	**(2,569,767)**	(2,993,461)
Net value added	**(7,261)**	(3,341)	**9,718,965**	7,570,058
Value addition received through transfer				
Equity pick-up	**1,287,219**	2,221,271	**-**	-
Financial revenue	**3,602**	2,235	**874,010**	698,519
	1,290,821	2,223,506	**874,010**	698,519
Total value added distributable	**1,283,560**	2,220,165	**10,592,975**	8,268,577
Distribution of value added				
Personnel and charges				
Direct remuneration	**1,559**	1,338	**385,320**	351,755
Benefits	**(4,989)**	755	**97,039**	115,938
Unemployment Compensation Fund ("FGTS")	**-**	-	**34,543**	31,445
Other	**(850)**	26	**2,400**	4,405
	(4,280)	2,119	**519,302**	503,543
Taxes, fees and contributions				
Federal	**3,284**	844	**2,907,127**	582,367
State	**12**	11	**4,452,772**	3,705,212
Municipal	**-**	-	**11,107**	10,150
	3,296	855	**7,371,006**	4,297,729
Remuneration for third-party capital				
Interest	**3,177**	159	**1,107,042**	939,156
Rents	**139**	123	**314,397**	316,434
	3,316	282	**1,421,439**	1,255,590
Remuneration for shareholders' equity				
Dividends	**304,292**	496,611	**304,292**	496,611
Retained earnings	**976,936**	1,720,298	**976,936**	1,715,104
	1,281,228	2,216,909	**1,281,228**	2,211,715
	1,283,560	2,220,165	**10,592,975**	8,268,577

The accompanying notes are an integral part of the financial statements.

(In thousands of Reais, unless otherwise stated)

1. Operations

TIM Participações S.A. ("TIM Participações" or the "Company" or the "Group") is a publicly-held company with its principal place of business in the city of Rio de Janeiro controlled by TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a company of the Telecom Itália Group and, as at December 31, 2011, owns 66.68% of the total capital of TIM Participações (66.27% as at December 31, 2010).

The Company's shares are traded on BM&F/Bovespa (Brazilian Stock Exchange – São Paulo). Additionally, TIM Participações has Level II American Depositary Receipts ("ADRs") traded on the New York Stock Exchange - USA. Consequently, the Company is subject to the rules of the Brazilian Securities Commission, *Comissão de Valores Mobiliários*, or CVM and of the U.S. Securities and Exchange Commission ("SEC"). In order to meet good market practice, TIM Participações has adopted the principle of simultaneous disclosure of its financial information in the two markets, in *Reais* and in Portuguese and English.

The Company's main purpose is to control companies which offer telecommunications services, and the Company owns the entire share capital of TIM Celular S.A. ("TIM Celular") and of Intelig Telecomunicações Ltda. ("Intelig"). Both companies act as providers of Landline Telephone Services ("STFC") in the Local, Domestic Long Distance and International Long Distance markets, in addition to being providers of Multimedia Communications Services ("SCM") in all Brazilian states. Additionally, TIM Celular also acts as a Personal Mobile Service ("SMP") provider in all Brazilian states.

The services provided by the subsidiaries are regulated by *Agência Nacional de Telecomunicações*("Anatel"), Brazil's telecommunications regulatory body.

Listing on the *Novo Mercado* Segment of Bovespa

On June 22, 2011, the company's shareholders approved at a general and special meeting of preferred shareholders the migration of TIM Participações to the listing segment known as "*Novo Mercado*", or New Markets, of BM&F/Bovespa. On that same date, approval was also given to convert the company's total preferred shares into common shares, with a ratio of 0.8406 common shares for every preferred share.

In the case of shareholders who disagreed with the decision, a right of withdrawal period was granted, ending on July 26, 2011. Only one shareholder owning 84,300 preferred shares, representing 0.0052% of the preferred shares and 0.0034% of the company's total equity, exercised the right of withdrawal at that time. The amount of the reimbursement to this shareholder was calculated using the shareholders' equity value shown on the company's balance sheet as at December 31, 2010 (R$4,1628 per share).

August 2, 2011 was the last day for trading in the preferred shares whose trading code "TCSL4" was subsequently canceled. The new trading code for the ordinary shares of TIM Participações on the BM&F/Bovespa is now "TIMP3". August 4, 2011 was the last day for trading in the DRs representing the preferred shares issued by the company on the New York Stock Exchange. In this market TIM Participações currently only has ADRs representing the common shares.

Capital increase through issue of new shares

As set out in Note 27, in October 2011, the Company completed a primary distribution of shares, through which TIM Participações raised funds amounting to R$1,722,222.00. The closing of the public offering did not cause material changes (greater than 5% of the total capital stock) to the shareholders' equity interest in the Group, when compared to their equity interests in the Company in the year ended December 31, 2010.

(In thousands of Reais, unless otherwise stated)

Acquisition of new investments

The wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa S.A. (AES Group in Brazil) for the purchase of AES Elpa S.A.'s equity interests in Eletropaulo Telecomunicações Ltda. (100%) and AES Communications Rio de Janeiro S.A. (98.3%). This agreement was executed on July 8, 2011 and on October 31, 2011, after the fulfillment of contractual conditions precedent and other extra-contractual conditions (such as the approval of the acquisition by the regulatory agencies), the acquisition of the equity interests of Companhia Brasiliana de Energia and of AES Elpa S.A. was completed. The amounts disbursed totaled R$1,074,179 and R$447,471, respectively. Also during the year 2011, Eletropaulo Telecomunicações Ltda. changed its corporate name to TIM Fiber SP Ltda., and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A.

Additionally, the contract required that TIM Celular, after completing the purchase of AES ELPA SA's participation in the AES Communications Rio de Janeiro SA, to extend the same offer to acquire shares owned by the minority shareholders of AES Communications SA. Such offer to minority shareholders was held later in 2011 and continues until the day February 26, 2012

This acquisition is aimed to TIM for the expansion of its operations in the communications segment of high-speed data, enabling the Company to offer new products to its customers, as well as providing a reduction in rental cost of infrastructure, and obtain significant synergies related to the fiber optic network

.

2. Licenses

The Licenses entitling the Company to use a certain radio frequency band for providing SMP services are granted for a fixed period. They have the following expiration dates, with the possibility of renewal for a further 15 years. In the case of renewal, every two years, the amount of 2% on net revenue from previous year for each locality served must be paid to the Grantor:

(In thousands of Reais, unless otherwise stated)

	Expiration Date		
Terms of authorization	800MHz, 900 MHz and 1,800 MHz	Additional **Radio frequencies** 1800 MHz	1,900 and 2,100 MHz (3G)
1. Amapá, Roraima, Pará, Amazonas and Maranhão	March, 2016	April, 2023	April, 2023
2. Rio de Janeiro and Espírito Santo	March, 2016		April, 2023
3. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	March, 2016		April, 2023
4. São Paulo	March, 2016		April, 2023
5. Paraná (except municipalities of Londrina and Tamarana)	September, 2022	April, 2023	April, 2023
6. Santa Catarina	September, 2023	April, 2023	April, 2023
7. Municipality and region of Pelotas in Rio Grande do Sul	April, 2024		April, 2023
8. Pernambuco	May, 2024		April, 2023
9. Ceará	November, 2023		April, 2023
10. Paraíba	December, 2023		April, 2023
11. Rio Grande do Norte	December, 2023		April, 2023
12. Alagoas	December, 2023		April, 2023
13. Piauí	March, 2024		April, 2023
14. Minas Gerais (except the municipalities of the sector 3 of PGO for 3G radio frequencies and spare radio frequencies)	April, 2013	April, 2023	April, 2023
15. Bahia and Sergipe	August, 2012		April, 2023

On May 30, 2011, two new terms were signed, formalizing the acquisition of the additional radio frequencies in the states of Minas Gerais, Paraná, Santa Catarina, Amapá, Roraima, Pará, Amazonas and Maranhão, as explained above.

The terms of the STFC and SCM licenses are indeterminate.

3. Basis for the preparation and submission of the financial statements

The principal accounting practices applied to the preparation of these financial statements are defined below. These practices were consistently applied in the years presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The financial statements have been prepared in accordance with the International Financial Reporting Standards("IFRS"). These practices include the current pronouncements and interpretations issued by the International Accounting Standards Board ("IASB") as well as the pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee – CPC . While avoiding discrepancies in relation to the application of IFRS, the company has also adopted the accounting policies arising from Brazilian corporate law and the specific rules issued by the Brazilian Securities Commission ("CVM") and Anatel.

The individual financial statements have been prepared according to the accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee – CPC ("BR GAAP") and are disclosed along with the consolidated financial statements. In the case of TIM Participações S.A., these practices only differ from IFRS where the evaluation of investments in subsidiaries and affiliates is concerned. According to IFRS, such investments must be booked at cost or fair value. In our individual financial information, the evaluation of investments in subsidiaries uses the equity method.

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution tax balances, assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of IAS 1.

The preparation of financial statements requires the use of certain critical accounting estimates and the Company's management to exercise its judgment in applying the Group's accounting practices. Those areas involving a higher level of judgment and complexity, as well as where assumptions and estimates are significant to the financial statements, are disclosed in Note 5.

b. Financial Statements Approval

These financial statements were approved by the Board of Directors of the Company on February 15, 2012.

4. Summary of significant accounting policies

The accounting practices presented below are adopted in preparing both the financial statements of the parent company (BRGAAP) and the consolidated statements (IFRS).

a. Functional currency and presentation currency

The presentation currencyof the financial statementsis the Real (R$) which is also the functional currency of all companies that are consolidated in these financial statements.

(In thousands of Reais, unless otherwise stated)

Transactions in foreign currency are recognized at the exchange rate in force on the date of the transaction. Except for assets and liabilities registered at fair value, monetary items in foreign currency are converted into *Reais* at the exchange rate in force on the balance sheet date, as disclosed by the Brazilian Central Bank. Foreign exchange gains and losses linked to these items are registered in the statement of income statement.

b. Consolidation Procedures

Subsidiaries are any entities whose financial and operating policies can be conducted by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date when that control ceases.

The following entities are included in the consolidated financial statements:

		Participation	
Corporate name	Classification	12/31/2011	12/31/2010
TIM Celular S.A.	Direct control	100%	100%
Intelig Telecomunicações Ltda.	Direct control	100%	100%
TIM Fiber RJ S.A	Indirect control	100%	-
TIM Fiber SP Ltda.	Indirect control	100%	-

We used purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer on the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The amount of the acquisition cost that exceeds the fair value of the Group's share of an identifiable net asset acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as revenue.

As set forth in Note 1, the purchase offer made by the subsidiary TIM Celular to AES Elpa S.A. was extended to all minority shareholders of AES Communications Rio de Janeiro S.A. These shareholders must express their favorable or unfavorable opinion on selling their shares no later than February 26, 2012. This transaction is essentially a put option for the shares of the minority shareholders against the subsidiary TIM Celular. Based on this obligation of TIM Celular before the minority shareholders and the high probability of exercising the put option, the subsidiary booked, as a liability, the obligation to purchase the remaining shares in AES Communications Rio de Janeiro S.A., against the investment and intangible (goodwill) balances. Consequently, TIM Celular will now recognize in its accounting books the total control of the acquired company, thus eliminating the need to book the balances related to minority shares in AES Communications Rio de Janeiro S.A.

Transactions between Group companies, as well as balances, gains and losses unrealized in these transactions, are eliminated in consolidation. The accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

c. Segment Information

Operating segments are entity components that develop business activities from which revenue may be obtained and for which expenses may be incurred. Their operating results are regularly reviewed by the entity's primary operations manager in order to decide on the funds to be allocated to an individual segment and the assessment of its performance, and for which individual financial information is available.

The Company's chief operating decision maker, responsible for the allocation of funds and for the periodic evaluation of performance, is the Executive Board, which, along with the Board of Directors, is responsible for making strategic decisions for the Group and for its management.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the different activities, the decision makers see the Group as representing a single business segment, and do not take into account specific strategies intended for a particular service line. All decisions relating to strategic and financial planning, purchases, investments and use of funds are made on a consolidated bases. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d. Cash and cash equivalents

Cash and cash equivalents include cash, bank cash deposits, other short-term high liquidity investments, with original maturities of up to three months following the investment date and with an immaterial risk of change in value.

e. Financial assets and liabilities

e.1 Financial Assets

e.1.1 *Classification*

The Group classifies its financial assets into the following categories: (1) measured at fair value through income, (2) held to maturity, (3) loans and receivables, and (4) held for sale. On all of the dates shown in this quarterly information, only financial assets classified in categories one and three appear. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets valued at fair value through income

Are financial assets held for trading. A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason they are usually classified under current assets. However, where these assets are given as guarantees, or other restrictions exist on their short-term use, they may be classified as non-current assets. The derivatives held by the Company have also been categorized as held for trading. The Company does not use hedge accounting.

(b) Loans and receivables

Are non-derivative financial assets with fixed or determinable payments, and not quoted in an active market.

In the quarterly information they are classified as "accounts receivable" or "other assets".

e.1.2 Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the assets. Investments are initially recognized at fair value. The transaction costs incurred in the investments measured at fair value through income are charged to the income statement as expenses on the transaction date. After that date, the variations of their fair value are directly booked as income for the year, under the head of financial revenue and expenses. These assets are written off when the rights to receive the cash flow relating to the assets have expired, or when the Company has substantially transferred all of the risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase prices at each base date shown. If the market for a financial asset is not active, the Company establishes the fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models, which make maximum use of information generated by the market and depend on the minimum possible information generated by Management.
The dividends from financial assets measured at fair value through income and of net equity instruments available for sale, such as shares, are recognized in the income statement under other revenue when the right of the Group to receive these dividends is established.

e.1.3 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on settlement on a net basis, or to realize the asset and settle the liability concomitantly.

e.1.4 Impairment of financial assets

At the end of each reporting period the company evaluates whether there is any objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets, and the event(s) of loss may impact on the future estimated cash flow from a financial asset or group of financial assets that can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

- Relevant financial difficulties on the part of the issuer or borrower
- A breach of contract such as default or late payment of interest or principal
- The Company, for economic or legal reasons relating to the financial difficulties of the borrower, provides the latter with concessions that a lender would not normally consider
- It is likely that the borrower will declare bankruptcy or other financial reorganization that could generate losses for the lenders
- The disappearance of an active market for that financial asset because of financial difficulties, or
- Observable data indicating that there has been a measurable reduction in the estimated future cash flow from a portfolio of financial assets, although the decrease cannot be identified by an individual analysis of the individual financial assets in the portfolio. These data include:

(i) Adverse changes in the payment status of borrowers in the portfolio
(ii) National or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured by the difference between the book value of the assets and the new value, calculated allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the statement of income for the year. If in a subsequent period the value of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

e.2 Financial liabilities

The main financial liabilities recognized by the Company are: supplier accounts payable, unrealized losses on derivative transactions, and loans and financing. They are classified into the following categories according to the nature of the financial instruments contracted:

Financial liabilities measured at fair value through income: including financial liabilities usually negotiated before maturity, and derivatives. At each balance sheet date, these liabilities are measured at their fair values. Interest, monetary restatements, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in the statement of income when incurred under the heading of financial revenue or expenses. On the dates when these financial statements were presented, this category was composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: mainly represent non-derivative financial liabilities that are not usually traded before maturity. On initial recognition, these liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. In this method, transaction costs impact on the initial liability value, influencing the determination of the effective interest rate. This rate accurately discounts all cash flow from the financial instrument. The appropriations of financial expenses, in accordance with the effective interest rate method, are recognized as income, under the heading of financial expenses. On the date of the presentation of these financial statements, this category included mainly loans and financing of the Company.

f. Accounts receivable

Accounts receivable from users of telecommunications services, use of (interconnection) networks or selling handsets and accessories, are recorded at the prices charged at the times of the respective transactions. The balances of accounts receivable also include services provided and not billed for as at the balance sheet date. Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost using the method of effective interest rate less the allowance for bad debt ("Allowance" or "impairment").

The allowance for doubtful accounts is presented as a reduction of accounts receivable and is recognized based on the profile of the portfolio of subscribers, age of past due accounts, and the economic risks involved in each case in an amount deemed sufficient to deal with any losses on such credits.

g. Inventory

Inventory is stated at the average acquisition cost. A provision is recognized to adjust the net realizable value for the cost of handsets and accessories when this amount is less than the average acquisition cost.

h. Direct and indirect taxes and contributions recoverable

These are booked at historical cost and, if applicable, adjusted in line with the legislation in force.

i. Prepaid expenses

These are stated at the actual amounts disbursed and not yet incurred. They are allocated to income as incurred.

j. Court deposits

They are booked as historical costs and, if applicable, adjusted as per the legislation in force.

k. Investments

Equity interests in subsidiaries are accounted for by the equity method only in the individual financial statements.

l. Property, plant and equipment

Property, plant and equipment are stated at their acquisition or construction cost, less any accumulated depreciation and provision for impairment (if applicable). Depreciation is calculated using the straight line method, over terms that take into account the expected useful lives of assets and their residual value (Note 17). The Company recognizes its assets individually.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment, in exchange for the liability "provision for future asset retirement". Interest incurred on updating the provision is classified as financial expenses. This obligation is recorded according to IFRIC 1.

Gains and losses on disposals are determined by comparing the amounts of these disposals with the carrying value at the time of the transaction and are recognized in "other revenue/expenses, net" in the income statement.

As the Group does not build assets requiring long terms for completion, the Company does not capitalize interest on loans and financing.

m. Intangible assets

Intangible assets are measured at historic cost less accumulated amortization and provision for impairment (if applicable) and reflects: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development and (iii) subsidies on the sale of handsets and mini modems. Intangible assets also include goodwill from the acquisition of companies.

Depreciation charges are calculated using the straight-line method over the useful lives of assets The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is represented by the positive difference between the amount paid or payable and the net fair value of the assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill, it should be recorded as a gain in the income statement for the period, at the date of acquisition.

As set forth in IFRS 3, when the evaluation of the fair value of assets and liabilities identified when accounting for a business combination is incomplete on the date of presentation of the financial statements, the Company must recognize the provisional amounts of assets and liabilities still under analysis. In this case, the subsequent completion of the purchase accounting process may give rise to retrospective adjustment of the account balances of assets and liabilities as of the effective date of purchase of the acquired entity. These procedures may affect the goodwill value and the value of other assets. The International Accounting Standard establishes that all purchasing accounting processes must be completed within a year following the date of acquisition.

As provided in the accounting standards, the goodwill is not amortized. It must be tested annually to identify probable impairment and is accounted for at its cost value less any losses. Goodwill is allocated to the CGUs for the purpose of impairment testing. The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses identified due to the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses, as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- It is technically feasible to complete the software to make it available for use
- Management plans to complete the software and use it or sell it
- The software will generate demonstrably probable future economic benefits
- Technical, financial and other resources are available to conclude development and use or sell the software
- The expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

Other development expenditure that does not meet these criteria is recognized as an expense as incurred.

As the Group does not build assets requiring long terms for completion, the Company does not capitalize interest on loans and financing.

Subsidies on the sale of handsets and mini modems

The Company offers a subsidy on the sale of handsets and mini modems to postpaid customers, formalized through contracts. Resources thus expended are recorded as intangible assets in accordance with IAS 38/CPC 04 and amortized over the minimum service agreement terms signed by clients (12 months). The contractual penalty for customers who cancel subscriptions or migrate to a pre-paid before the expiration of the contract is invariably higher than the allowance made for the sale of handsets and mini modems.

n. Impairment of non-finance assets

Goodwill is tested for impairment annually. For other assets, impairment tests are carried out whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable value. The latter is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The assets, except for goodwill, which have been impaired may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer obtain on the date of presentation of the financial statements.

o. Accruals

Accruals are recognized in the balance sheet when the Company has a legal or accrued obligation as a result of a past event, and it is likely that funds will be required to settle this obligation.

p. Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Due to the short maturity terms of these obligations, in practical terms, they are usually recognized at their invoice values.

q. Benefits to employees

Profit Sharing

The Company and its subsidiaries make a provision on a monthly basis for the estimated amount of employee profit sharing, against the income for the year. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. These amounts are recorded as personnel expenses and allocated to the income accounts in accordance with the employee's original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined benefit and defined contribution plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability as at the balance sheet date, less the fair value of plan assets, and past service cost adjustments are not recognized. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liabilities.

The actuarial gains and losses resulting from adjustments based on experience and changes in actuarial assumptions, which exceed a corridor of 10% of the value of plan assets, or 10% of the value of plan liabilities, are charged or credited to the statements of income over the expected remaining period of service of the employees.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional upon employees remaining in employment for a specific time period (the period in which the right is acquired). In this case, past service costs are amortized using the straight-line method over the period during which the right was acquired.

With respect to defined contribution plans, the Company makes contributions to pension insurance plans public or private on a mandatory, contractual or voluntary. The Company has no further obligation for payment after the contribution is made. The contributions are recognized as employee benefit expense when due.

<u>Stock options</u>

The company operates share-based compensation plans, settled in shares, under which the entity receives services from certain employees in exchange for equity instruments (options) granted. The fair value of the employee's service is recognized as an expense against capital reserves, and is determined with reference to the fair value of the options granted. The latter excludes the effect of any conditions on the acquisition of non-market rights based on the service and on performance (for example, profitability, sales growth targets and remaining in the job for a specific period of time). The conditions for acquiring non-market rights are included in the assumptions regarding the quantity of vesting options. The total amount of the expense is recognized during the vesting period (the period during which the specific vesting conditions must be met). On the balance sheet date, the entity reviews its estimates of the quantity of vesting options based on the acquisition conditions for non-market rights, and recognizes the impact of the revised initial estimates, as the case may be, on the income statement, with a corresponding adjustment to the capital reserves.

The amounts paid to the employees, net of any directly attributable transaction costs, are credited to equity and to the goodwill reserve, if applicable, when the options are exercised.

Social contribution taxes payable in connection with the granting of stock options are considered an integral part of what is being granted, and are charged as a transaction settled in cash.

r. <u>Income and social contribution taxes</u>

Income taxes for the period include current and deferred income and social contribution taxes, and their variations are recognized in the income statement. Income and social contribution tax balances were not recognized in the comprehensive income statement. Income and social contribution tax balances, under the head of assets and liabilities, are reported at their net amounts when there is a right and an intention to offset them on settlement.

<u>Current Balances</u>

The current income and social contribution tax charges are calculated based on the tax laws enacted or substantially enacted as at the balance sheet date. Management periodically reviews the positions taken by the Company in the income tax statements where the applicable tax regulations give rise to interpretations or misleading circumstances.

<u>Deferred Balances</u>

Income and social contribution taxes are recognized on (1) accumulated tax losses and negative tax basis and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. Deferred income tax is determined using tax rates (and tax laws), enacted or substantially enacted as at the balance sheet date. Subsequent changes in tax rates or in tax legislation may change the amounts of deferred tax balances, both assets and liabilities.

Deferred income and social contribution tax credits are recognized only in the event of a profit track record and/or when the annual forecast prepared by the Company (examined by the Fiscal Council and approved by Management) indicates the likelihood of future realization of those tax credits.

Deferred income tax credits and debits are shown at their net amounts when there is a right and intention to offset them when current income taxes are ascertained, generally in relation to the same legal entity and tax authority. Thus, deferred tax credits and debits, in different entities, are generally booked separately and not at their net amounts.

s. Provision for contingencies

This is made based on an analysis by the Company's internal and external legal consultants and by Management, to an amount deemed sufficient to cover losses and risks considered probable. Situations where losses are considered possible are subject to disclosure, but for those where losses have been considered remote losses are not disclosed.

t. Shareholders' equity

The principal items affecting the company's shareholders' equity abide by the following accounting practices:

Equity

Recorded at the amount actually raised from shareholders, net of the costs directly underlying the funding process.

When a Group company purchases equity stock in the company, with the scope to holde this as cash or cash equivalents, the amount paid, including any additional directly attributable costs, is deducted from the company's shareholders' equity until the shares are canceled or re-issued. When these shares are subsequently re-issued, any amount received net of directly attributable transaction costs is booked to shareholders' equity.

Reserves

These are created and used pursuant to the provisions of Brazilian Company Law and the company's bylaws.

Distribution of dividends

The distribution of the minimum mandatory dividends, calculated pursuant to the bylaws, is stated as a liability at the end of each year. Provision for any other amount to be distributed as interim dividends or payment of dividends over and above the mandatory minimum, among others, is only made on the date when the additional distribution is approved by a Shareholders' Meeting.

u. Revenue recognition

As a rule, revenue is only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenue from services rendered

The principal service revenue is derived from monthly subscribers, the provision of separate voice services, SMS services, data, etc. and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as they are used, net of sales tax and discounts granted on services. This revenue is only booked when the amounts of the services rendered can be estimated reliably. Balances are recognized monthly via invoicing and billable revenue between the billing date and the end of the month (unbilled) is identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed and unbilled items are recalculated for each current month.

Interconnection and roaming traffic revenue are recorded separately without offsetting the amounts owed to other telecoms operators. The minutes not used by customers in the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenue from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of ownership of these products are transferred to the buyer.

v. Lease

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The payments for operating leases (net of any incentives received from the lessor) are recognized in the income statement on a straight-line basis, during the term of the lease.

w. New pronouncements, changes and IFRS interpretations that are not yet in force

The following new standards, amendments and interpretations of standards were issued by the IASB but are not effective for the year 2011. The early adoption of these standards, although encouraged by the IASB, was not allowed in Brazil, by the Committee Statement ("CPC").

IAS 19 - "Employee Benefits" as amended in June 2011. The main impacts of changes are: (i) elimination of the corridor approach, (ii) recognition of actuarial gains and losses in other comprehensive income as they occur, (iii) immediate recognition of past service costs in the results, and (iv) replacement the cost of participation and expected returns on plan assets for an amount of net equity, calculated by applying the discount rate to the asset (liability) of the defined benefit net. Management is assessing the full impact of these changes on the Group. The standard is applicable from 1st January 2013.

IFRS 9 - "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets into two categories: at fair value and measured at amortized cost. The determination is made at initial recognition. The basis of classification depends on the entity's business model and the

(In thousands of Reais, unless otherwise stated)

characteristics of the contractual cash flow of the financial instruments. With regard to financial liabilities, the rule maintains most of the requirements established by IAS 39. The main change is that in cases where the fair value method is adopted for financial liabilities, the portion of change in fair value due to the credit risk of the entity itself is recorded in other comprehensive income and not in the income statement, except when these result in an accounting discrepancy. The Group is assessing the full impact of IFRS 9. The standard is applicable from 1st January 2013.

IFRS 10 - "Consolidated Financial Statements" is based on existing principles, identifying the concept of control as a major factor in determining whether an entity should or should not be included in the consolidated financial statements of the parent. The standard provides additional guidance for determining control. The Group is assessing the full impact of IFRS 10. The standard is applicable from 1st January 2013.

IFRS 11 - "Collective Agreements," issued in May 2011. The standard provides a more realistic approach to collective agreements by focusing on the rights and obligations of the agreement rather than its legal form. There are two types of agreements: (i) Joint operations - which occur when an operator has rights to the assets and contractual obligations, and thus keeps a record of its share in the assets, liabilities, revenues and expenses, and (ii) Shared control –which occurs when an operator has rights to the net assets of the contract and accounts for this investment using the equity method. The method of proportional consolidation will no longer be allowed for the accounting for collective control. The standard is applicable from 1st January 2013.

IFRS 12 - "Disclosure of Interests in Other Entities" issued in May 2011, deals with the disclosure requirements for all forms of participation in other entities, including joint agreements, associations, contributions for specific purposes and other unregistered holdings to be accounted for. The Group is assessing the full impact of IFRS 12. The standard is applicable from 1st January 2013.

IFRS 13 - "Fair Value Measurement", issued in May 2011. The objective of IFRS 13 is to improve the consistency and reduce the complexity of the measurement at fair value, providing a more precise definition and a single source of fair value measurement and disclosure requirements for their use in IFRS. The requirements, which are well aligned between IFRS and U.S. GAAP, does not expand the use of fair value accounting, but provide guidance on how to apply it when its use is already required or permitted by either IFRS or U.S. GAAP. The Group is still evaluating the full impact of IFRS 13. The standard is applicable from 1st January 2013.

No other IFRS or IFRIC interpretations which have not yet entered into force could have a significant impact on the Group.

5 Critical accounting estimates

Accounting estimates and decisions are continuously evaluated, and they are based on our historical experience and factors such as whether expectations regarding future events are deemed to be reasonable considering the circumstances.

The Company's future estimates are based on assumptions. By definition, the accounting estimates resulting from these assumptions rarely reflect the actual outcome. Below are the estimates and assumptions which carry significant risks and are likely to result in relevant adjustments to the book values of assets and liabilities for the following fiscal year:

(a) *From the impairment of non-financial assets*

Losses from impairment occur when the book values of assets or cash generation units exceed their recoverable value, which is considered to be the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of these assets. The value in use is based on the discounted cash flow model. Cash flow derives from the budget for a period equivalent to the useful life of the underlying asset, and does not include any reorganization activity to which the company has committed, or any material future investments aimed at improving the asset base of the CGU being tested.

The recoverable value changes in accordance with the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rates of revenue and expenses used for extrapolation purposes.

As of December 31, 2011 and 2010, the main non-financial assets for which specific analysis were performed are fixed assets and intangibles, including goodwill.

(b) <u>*Provision* for asset retirement obligation</u>

The estimated costs of dismantling towers and equipment in rented buildings are capitalized and amortized *over* the useful life of these assets. The Company recognizes, by estimating the present value of these costs and their amortization period. These estimates involve both the assessment of which would be the costs of demobilization and the use of the discount rate to determine the present value of such costs. This estimate is sensitive to different economic conditions that can not be confirmed when the effective demobilization of assets

(c) <u>*Income* and social contribution taxes (current and deferred)</u>

Income and social contribution taxes (current and deferred) are calculated in accordance with prudent interpretations of the regulations currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. Deferred tax credits on fiscal losses, the negative basis for social contribution, and temporary differences are particularly recognized according to the expected availability and possible use of an actual taxable profit in the future. Together, the recoverability of the deferred income tax on tax losses, the negative base for social contribution, and temporary differences take into account estimates of future taxable income and are based on conservative tax assumptions.

(d) <u>*Provision for doubtful accounts*</u>

The provision for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The provision amount is considered sufficient to cover any losses on receivables.

(e) <u>*Provision for contingencies*</u>

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, the available case law, recent court decisions and their relevance in the legislation. Such reviews involve management using their own judgment.

(In thousands of Reais, unless otherwise stated)

(f) *Fair value of financial instruments*

The Company has adopted the change in IFRS 7 for financial instruments measured at fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

- Prices quoted (not adjusted) on active markets for identical assets and liabilities (level 1)
- Information, other than the prices quoted, included in level 1 and adopted by the market for a given asset or liability in a direct (that is, as prices) or indirect (deriving from prices) manner (level 2)
- Assets or liabilities insertions that are not based on market data (that is, non-observable insertions) (level 3).

(g) *Business combination*

The Company uses the purchase method of accounting (purchase accounting) to record the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of assets offered, equity instruments (eg shares) issued and liabilities incurred or assumed by the purchaser on the date of exchange control. On the other hand, the identifiable assets acquired, liabilities assumed and contingencies are also measured at their fair value. Thus, the determination of the fari value of these components of a business combination involves management judgment. Specifically for the year ended December 31, 2011, the Company made the acquisition of companies Eletropaulo Telecom Ltda. and AES Communications Rio de Janeiro SA and carried out a mapping exercise and preliminary valuation of identifiable assets acquired and liabilities assumed of contingencies and therefore are subject to further revision in the existing rules for this type of transaction

6 Cash and cash equivalents

	Parent Company		Consolidated	
	2011	2010	2011	2010
Cash and banks	265	240	110,231	104,024
Financial investments:				
CDB	26,760	5,776	3,152,624	2,272,208
	27,025	6,016	3,262,855	2,376,232

Bank Deposit Certificates ("CDBs") are registered securities issued by banks and sold to the public as a means of fundraising, and can be traded at any time during the contracted period.

7 Financial assets valued at fair value through income

Parent Company	Consolidated

(In thousands of Reais, unless otherwise stated)

	2010	2010	2010	2010
CDB	289	117	27,745	31,561
Federal public securities	-	308	-	308
	289	425	27,745	31,869
Current portion	(43)	(9)	(1,872)	(18,177)
Long-term portion	246	416	25,873	13,692

The average return on the company's consolidated investments was 101.21% of the Interbank Deposit Certificate ("CDI") variation.

These investments are redeemable at any time, with no significant loss of recorded earnings, except in the case of long-term investments earmarked in connection to ongoing legal action.

8 Accounts receivable

	Consolidated	
	2011	**2010**
Billed services	999,908	909,430
Unbilled services	662,880	624,962
Network use	779,227	596,166
Sale of goods	1,221,680	935,105
Other accounts receivable	2,554	810
	3,666,249	3,066,473
Provision for doubtful accounts	(320,755)	(369,043)
	3,345,494	2,697,430
Current portion	(3,285,782)	(2,660,618)
Long-term portion	59,712	36,812

The accounting value and fair value of accounts receivable are the same as of December 31, 2011 and 2010.

Part of the accounts receivable was presented as collateral for loans (see note 20).

The variation in the provision for doubtful accounts is as follows:

	Consolidated	
	2011 (12 months)	**2010** (12 months)
Initial balance	369,043	408,606
Provision recording	231,529	310,498
Provision write-offs	(279,817)	(350,061)
Final balance	320,755	369,043

(In thousands of Reais, unless otherwise stated)

The aging of accounts receivable is recorded as follows:

	Consolidated	
	2011	**2010**
To become due	2,744,953	2149.609
Overdue for up to 30 days	177,429	160.621
Overdue for up to 60 days	71,127	58.678
Overdue for up to 90 days	267,285	343.810
Overdue for more than 90 days	405,455	353.755
	3,666,249	3,154,266

(In thousands of Reais, unless otherwise stated)

9 Inventory

	Consolidated	
	2011	**2010**
Cellphone sets	239,220	205,381
Accessories and pre-paid cards	10,967	12,887
TIM chips	38,875	21,516
	289,062	239,784
Provision for adjustment to realization amount	(15,891)	(11,130)
	273,171	228,654

10 Indirect taxes and contributions recoverable

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
ICMS	-	-	978,826	679,350
Other	2	1	5,678	2,797
	2	1	984,504	682,147
Current portion	(2)	(1)	(608,025)	(494,036)
Long-term portion	-	-	376,479	188,111

The long-term portion basically refers to ICMS on acquisitions of the subsidiaries' property, plant and equipment.

11 Direct taxes and contributions recoverable

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Income and social contribution taxes	2,838	8,375	357,355	262,647
PIS/COFINS	-	-	261,583	211,255
Other	591	377	20,036	27,393
	3,429	8,752	638,974	501,295
Current portion	(592)	(380)	(616,235)	(361,929)
Long-term portion	2,837	8,372	22,739	139,366

Contingent fiscal credits

The Company and TIM Celular have filed suits against Law No. 9.718/98, regarding the unconstitutional nature of Article 3 thereof, specifically in regard to the expansion of the basis for the calculation of taxes set out therein. Briefly, the argument prevents the collection of PIS and Cofins on revenue other than that arising from the Company's sales.

(In thousands of Reais, unless otherwise stated)

It is important to point out that the Higher Courts have already rendered undisputable decisions in favor of taxpayers concerning this matter. The proceedings, including those where a favorable interim ruling has been rendered, given that there is no *ergo omnes* effect or general repercussions on this matter, depend on a final and unappeallable decision from a higher court in order for the corresponding asset to be recorded in the books and for it to be used. Management, however, believes that a favorable ruling for the company and its subsidiary is probable, however, no asset was recorded in the financial statements. The amounts involved are R$19,959 and R$46,535 respectively, monetarily restated.

12 Deferred income and social security taxes

Deferred income and social contribution taxes are calculated using the current rates for each tax, which a re 25% for income tax and 9% for social contribution tax.It also consider the tax incentives presented in Note 37.

The amounts recorded in the books are as follow:

	Parent Company		Consolidated	
	2011	2010	2011	2010
Tax losses	10,438	8,764	1,514,183	1,669,112
Negative social contribution basis	3,822	3,220	558,845	600,852
Temporary differences				
Provision for doubtful debts	-	-	107,893	126,003
Derivative transactions	-	-	15,276	48,853
Provision for contingencies	1,303	1,367	77,886	84,679
Accelerated depreciation of TDMA equipment	-	-	264	11,419
Adjustment to present value – 3G licensing	-	-	22,718	24,660
Deferred income tax on CPC adjustments	53,569	53,569	172,784	193,674
FISTEL Law 11.652	-	-	42,680	19,069
Business combination – Intelig	-	-	(75,015)	(83,708)
Provision for employee profit sharing			12,607	12,791
Taxes	-	-	12,872	-
Other	-	1,787	29,988	5,640
	69,132	68,707	2,492,981	2,713,044
Provision for devaluation of tax credits	(69,132)	(68,707)	(1,081,801)	(1,064,020)
	-	-	1,411,180	1,649,024
Portion of deferred tax assets	-	-	1,488,235	1,732,732
Portion of deferred tax liabilities	-	-	(77,055)	(83,708)

(In thousands of Reais, unless otherwise stated)

TIM CELULAR

TIM Celular, based on projected future taxable earnings, constitutes deferred income and social contribution tax credits on its total tax losses, negative social contribution basis, and temporary differences.

Based on these projections, the subsidiary shows the following expected credit recoveries:

Year	Recovering amount
2012	378,827
2013	310,598
2014	388,975
2015	286,051
2016 and beyond	120,299
	1,484,750

The estimates for the recovery of tax credits were calculated taking into account the financial and business assumptions available at the close of 2011. As mentioned in Note 5, given the uncertainties inherent in the estimation process, these forecasts may not materialize in the future.

Intelig

Based on estimates of future taxable income and taking into account the history of tax losses and negative social contribution base, Intelig believes that it currently does not have the minimum requisites for recording deferred income and social contribution taxes. Therefore, the subsidiary has maintained the provision for these tax credits. In 2011, the provision amounted to R$ 1,012,082 (R$ 923.907 as at December 31, 2010), of which R$ 884.312 refers to tax losses and negative basis of social contribution and R$ 127.770 refers to temporary differences.

TIM Fiber RJ S.A. e TIM Fiber SP Ltda.

The indirect subsidiaries Fiber TIM SA (Rio de Janeiro) and TIM Fiber Ltda. (Sao Paulo) have no tax losses and negative basis of social contribution accumulated, and based on their expectations of future taxable income, recorded deffered income tax and social contribution on temporary differences amounting of R$43 and R$3,442, respectively

.

TIM Participações S.A.

Being a holding company, the Company has no activities that normally can offset the tax losses, negative basis of social contribution and accumulated temporary differences. On December 31, 2011, the provision for losses on such deferred tax assets amounted to R $ 69,132.

13 Prepaid expenses

	Consolidated	
	2011	2010
Rentals and insurance	44,778	26,930
Advertising not released	86,686	80,293
Network swaps	72.592	87.421

(In thousands of Reais, unless otherwise stated)

Other	3,320	1,537
	207,376	196,181
Current portion	(114,502)	(93,768)
Long-term portion	92,874	102,413

On April 1, 2010, the subsidiary Intelig and GVT entered into a reciprocal transfer of costly fiber optic infrastructure (network swap) in order to expand their respective areas. Considering the economic substance of the transaction, the value was recorded in the account of prepaid expenses (current and noncurrent) in counterpart to the category of other liabilities (current and noncurrent). On December 31, 2011, the short-term balance was R$ 8,742 (R$ 8,742 on December 31, 2010) and the long-term balance was R$ 63,850 (R$ 78,679 on December 31, 2010). Both amounts are appropriated to income in the same proportion, over a period of 10 years.

14 Court deposits

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Civil	5,079	9,430	153,253	112,175
Labor	20,821	11,304	153,653	103,092
Tax (*)	123	7	300,616	170,148
Regulatory	-	-	105	104
	26,023	**20,741**	**607,627**	**385,519**

(*) In April 2008, Federal Law No. 11652 was published relating to the payment of the contribution for the Development of the Public Radio Service for EBC (*Empresa Brasil de Comunicação*). It is the understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March 2010 and March 2011 court deposits were made related to the contribution for 2010 and 2011.These amount to R$56,086 and R$69,445 respectively, totaling R$125,531. A provision was recorded for this amount under "Indirect taxes and contributions payable" under Long-Term Liabilities, considering that it is related to a legal obligation. The writ of security is pending a decision from the lower court and, in the opinion of the Company's internal and external legal counsel, the risk of loss is possible.

15 Other assets

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Advances to suppliers	-	-	26,956	61,403
Advance to employees	-	2	5,044	4,879
Fiscal incentives	-	-	6,554	13,533
Other rights	4,661	1,172	44,125	36,539
	4,661	1,174	82,679	116,354
Current portion	(4,661)	(1,174)	(68,795)	(98,591)
Long-term portion	-	-	13,884	17,763

(In thousands of Reais, unless otherwise stated)

16 Investments – Parent company

(a) Interest in subsidiaries

	2011		
	TIM Celular	**Intelig**	**Total**
Number of shares held	38,254,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	12,145,770	639,667	
Non realizable profit		(4,386)	
Adjusted shareholders' equity	12,145,770	635,281	
Net income (loss) for the period	1,364,475	(78,063)	1,286,412
Non realizable profit		807	807
Equity pick-up	1,364,475	(77,256)	1,287,219
Investment amount	12,145,770	635,281	12,781,051

	2010		
	TIM Celular	**Intelig**	**Total**
Number of shares held	31,506,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	9,435,865	717,372	
Net income (loss) for the period	2,243,627	(22,356)	2,221,271
Equity pick-up	2,243,627	(22,356)	2,221,271
Investment amount	9,419,985	717,372	10,137,357
Special goodwill reserve	15,881	-	15,881
Investment amount	9,435,866	717,372	10,153,238

(In thousands of Reais, unless otherwise stated)

(b) Changes in investment in subsidiaries:

	TIM Celular	Intelig	Total
Balance of investments as of December 31, 2010	9,435,866	717,372	10,153,238
Supplementary Dividends from 2010	(20,765)	-	(20,765)
Equity pick-up	1,364,475	(77,256)	1,287,219
Stock options	3,571	358	3,929
Capital contribution (note 27-a)	1,687,000	-	1,687,000
Allocation of dividends	(324,063)	-	(324,063)
Profit not realizable	-	(5,193)	(5,193)
Others	(314)	-	(314)
Balance of investments as of December 31, 2011	12,145,770	635,281	12,781,051

Capital increase in subsidiary TIM Celular

In October 2011, the Company landed resources amounting to R $ 1.687 million in wholly-owned subsidiary TIM Celular. These resources have been made in the form of capital increase of the subsidiary.

Dividends receivable

The subsidiary TIM Celular allocated dividends to its parent in the amount of R $ 324,063 (2010 - R $ 509,235).

17 Plant, Property and Equipment

(a) Variations in property, plant and equipment

	Consolidated					
	Balance as of December 31, 2010	Assets arising from acquired entities	Additions	Write-offs	Transfers	Balance as of December 31, 2011
Cost of property, plant and equipment, gross						
Commutation / transmission equipment	**9,428,829**	168,131			1,275,756	10,872,716
Fiber optic cables	**466,438**	117,013		-	4,543	587,994
Loaned handsets	**1,326,068**	-		(232,737)	397,170	1,490,501
Infrastructure	**2,211,729**	110,943		(63,488)	514,278	2,773,462
Computer assets	**1,156,631**	9,828		(4,121)	94,197	1,256,535
General use assets	**457,828**	12,249		(554)	(43,997)	425,526
Land	**38,175**	-		-	2,324	40,499

(In thousands of Reais, unless otherwise stated)

Construction work in progress	**1,078,304**	9,854	1,788,231		(2,244,271)	632,118
Total Property, plant and equipment, gross	**16,164,002**	**428,018**	**1,788,231**	**(300,900)**	**-**	**18,079,351**
Accumulated Depreciation						
Commutation / transmission equipment	**(6,619,862)**	-	(886,952)	362,012	(60)	(7,144,862)
Fiber optic cables	**(30,934)**	(36,642)	(32,341)	-	-	(99,917)
Loaned handsets	**(1,112,108)**	-	(207,886)	23,537	-	(1,296,457)
Infrastructure	**(1,282,715)**	(97,048)	(169,610)	327	(19,993)	(1,569,039)
Computer assets	**(1,029,609)**	(4,465)	(62,673)	778	-	(1,095,969)
General use assets	**(225,051)**	(7,595)	(36,739)	307	20,053	(249,025)
Total Accumulated Depreciation	**(10,300,279)**	**(145,750)**	**(1,396,201)**	**386,961**	**-**	**(11,455,269)**
Total Property, plant and equipment, net						
Commutation / transmission equipment	**2,808,967**	168,131	(886,952)	362,012	1,275,696	3,727,854
Fiber optic cables	**435,504**	80,371	(32,341)	-	4,543	488,077
Loaned handsets	**213,960**	-	(207,886)	(209,200)	397,170	194,044
Infrastructure	**929,014**	13,895	(169,610)	(63,161)	494,285	1,204,423
Computer assets	**127,022**	5,363	(62,673)	(3,343)	94,197	160,566
General use assets	**232,777**	4,654	(36,739)	(247)	(23,944)	176,501
Land	**38,175**	-	-	-	2,324	40,499
Construction work in progress	**1,078,304**	9,853	1,788,231	-	(2,244,271)	632,117
Total Property, plant and equipment, net	**5,863,723**	**282,267**	**392,030**	**86,061**	**-**	**6,624,081**

	Consolidated				
	Balance as of December 31, 2009	Additions	Write-offs	Transfers	**Balance as of December 31, 2010**
Cost of property, plant and equipment, gross					
Commutation / transmission equipment	**8,538,467**	-	(2,545)	892,907	**9,428,829**
Fiber optic cables	**463,384**	-	-	3,054	**466,438**
Loaned handsets	**1,212,042**	-	(72,687)	186,713	**1,326,068**
Infrastructure	**2,049,973**	-	(39)	161,795	**2,211,729**
Computer assets	**1,106,637**	-	-	49,994	**1,156,631**
General use assets	**432,980**	-	(1,862)	26,710	**457,828**
Land	**37,622**	-	-	553	**38,175**
Construction work in progress	**654,045**	1,745,985	-	(1,321,726)	**1,078,304**
Total Property, plant and equipment, gross	**14,495,150**	**1,745,985**	**(77,133)**	**-**	**16,164,002**
Accumulated Depreciation					
Commutation / transmission equipment	**(5,763,613)**	(858,360)	2,111	-	**(6,619,862)**
Fiber optic cables	-	(30,934)	-	-	**(30,934)**
Loaned handsets	**(865,764)**	(291,786)	45,442	-	**(1,112,108)**
Infrastructure	**(1,137,850)**	(150,734)	5,869	-	**(1,282,715)**
Computer assets	**(950,838)**	(79,676)	905	-	**(1,029,609)**
General use assets	**(183,313)**	(37,164)	(4,574)	-	**(225,051)**
Accumulated Depreciation					

(In thousands of Reais, unless otherwise stated)

Total Accumulated Depreciation	**(8,901,378)**	**(1,448,654)**	**49,753**	**-**	**(10,300,279)**
Total Property, plant and equipment, net					
Commutation / transmission equipment	**2,774,854**	**(858,360)**	**(434)**	**892,907**	**2,808,967**
Fiber optic cables	**463,384**	**(30,934)**	**-**	**3,054**	**435,504**
Loaned handsets	**346,278**	**(291,786)**	**(27,245)**	**186,713**	**213,960**
Infrastructure	**912,123**	**(150,734)**	**5,830**	**161,795**	**929,014**
Computer assets	**155,799**	**(79,676)**	**905**	**49,994**	**127,022**
General use assets	**249,667**	**(37,164)**	**(6,436)**	**26,710**	**232,777**
Land	**37,622**	**-**	**-**	**553**	**38,175**
Construction work in progress	**654,045**	**1,745,985**	**-**	**(1,321,726)**	**1,078,304**
Total Property, plant and equipment, net	**5,593,772**	**297,331**	**(27,380)**	**-**	**5,863,723**

(b) Depreciation rates

	Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Computer assets	20
General use assets	4 to 10

During 2011, pursuant to IAS 27, the company and its subsidiaries assessed the useful lives applied to their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had been based that would justify changes to the useful lives currently in use.

18 Intangible assets

The authorization amounts for SMP operation rights and radio frequency licensing, as well as software, goodwill and other items, were recorded as follow:

(a) Variations in intangible assets

	Consolidado					
	Balance as of December 31, 2010	**Intangibles arising from acquired entities 10/31/2011**	**Additions**	**Write-downs**	**Transfer**	**Balar Decen**
Cost of intangible assets, gross						
Software rights	**6,861,798**	21,529		(39)	1,052,481	**7,9**
Concession licenses	**4,266,301**	-		-	65,029	**4,3**
Subsidies on sales of handsets and mini modems	**1.811.580**	-		-	8,256	**1,8**
Goods and facilities in progress	**69,773**	-	1,214,147	(106,503)	(1,125,766)	**5**
Goodwill	**367,571**	-	1,292,671	-	-	**1,6**
Other assets	**33,181**	12,190		-	-	-

(In thousands of Reais, unless otherwise stated)

Intangible assets	**13,410,204**	**33,719**	**2,506,818**	**(106,542)**	-	**15,8**
Accumulated amortization						
Software rights	**(4,870,255)**	(13,607)	(790,717)	(420)	-	**(5**
Concession licenses	**(2,246,144)**	-	(305,891)	-	-	**(2**
Subsidies on sales of handsets and mini modems	**(1.749.030)**	-	(70,807)	-		**(1**
Other assets	**(8,927)**	(7,975)	(6,150)	-	-	
Total accumulated amortization	**(8,874,356)**	**(21,582)**	**(1,173,565)**	**(420)**	-	**(10,0**
Intangible assets, net						
Software rights	**1,991,543**	7,922	(790,717)	(459)	1,052,481	**2,2**
Concession licenses	**2,020,157**	-	(305,891)	-	65,029	**1,7**
Subsidies on sales of handsets and mini modems	**62.550**	-	(70,807)	-	8,256	
Goods and facilities in progress	**69,773**		1,214,147	(106,503)	(1,125,766)	[illegible]
Goodwill	**367,571**		1,292,670	-	-	**1,6**
Other assets	**24,254**	4,215	(6,149)	-	-	[illegible]
Total Intangible, net	**4,535,848**	**12,137**	**1,333,253**	**(106,962)**	-	**5,7**

	Consolidado				
	Saldo em 31/12/2009	**Adições**	**Transferências**	**Baixas**	**Saldo em 31/12/2010**
Cost of intangible assets, gross					
Software rights	**6,115,624**	-	746,174	-	**6,861,798**
Concession licenses	**4,266,301**	-	-	-	**4,266,301**
Subsidies on sales of handsets and mini modems	**1,521,244**	-	290,336	-	**1,811,580**
Goods and facilities in progress	**16,508**	1,089,775	(1,036,510)	-	**69,773**
Goodwill	**367,571**	-	-	-	**367,571**
Other assets	**33,181**	-	-	-	**33,181**
Total Intangible	**12,320,429**	**1,089,775**	-	-	**13,410,204**
Accumulated amortization					
Software rights	**(4,075,570)**	(794,858)	-	173	**(4,870,255)**
Concession licenses	**(1,943,627)**	(302,517)	-	-	**(2,246,144)**
Subsidies on sales of handsets and mini modems	**(1,307,664)**	(441,366)	-	-	**(1,749,030)**
Other assets	**(2,856)**	(6,066)	-	(5)	**(8,927)**
Total Accumulated Amortization	**(7,329,717)**	**(1,544,807)**	-	**168**	**(8,874,356)**
Intangible assets, net					
Software rights	**2,040,054**	(794,858)	746,174	173	**1,991,543**
Concession licenses	**2,322,674**	(302,517)	-	-	**2,020,157**
Subsidies on sales of handsets and mini modems	**213,580**	(441,366)	290,336	-	**62,550**
Goods and facilities in progress	**16,508**	1,089,775	(1,036,510)	-	**69,773**
Goodwill	**367,571**	-	-	-	**367,571**
Other assets	**30,325**	(6,066)	-	(5)	**24,254**

(In thousands of Reais, unless otherwise stated)

Intangible assets, net	**4,990,712**	**(455,032)**	**-**	**168**	**4,535,848**

(b) Amortization Rates

	Annual average rate %
Software rights	20
Concession licenses	5 to 20
Other assets	20

Subsidies on the sale of handsets and mini modems are amortized over 12 months.

(c) Goodwill recorded in previous years

In the year ended December 31, 2009, as a result of the assessment of fair value of identifiable assets acquired and liabilities assumed in the date of Intelig acquisition, the net assets acquired at fair value totaled R$529,714. Thus, the purchase price paid for Intelig in the amount of R$739,729 at December 30, 2009 was higher than the fair value of net assets acquired in the amount of R$210,015. Said excess amount was allocated as goodwill and is represented / motivated by the expectation of future profitability of the Company, based on projections prepared by the Company in conjunction with investment banks.

In 2005 the Company acquired all the shares from minority shareholders in TIM Sul and TIM Nordeste Telecomunicacoes with shares issued by TIM Participacoes SA, converting those enterprises into full subsidiaries. This transaction was recorded at the time the book value of these shares in the financial statements, not recording goodwill from the difference between the market value of shares traded. For purposes of the first adoption of IFRS in 2010, the Company chose to apply the exemption permitted by IFRS 1, and recorded goodwill of R $ 157,556, which was established at the time when preparing IFRS financial statements reported to your controller in 2005.

Impairment testing on intangible assets with indefinite useful lives.

Once a year the Company tests the recoverability of goodwill recorded in the expectation of future profitability. These calculations were made based on discounted cash flow, the parameters of which were the assumptions contained in the company's 10-year industrial plan, and applied growth rates compatible with the market in which the company operates and a discount rate of 10% p.a. The results of these tests revealed no need for additional accounting provisions.

(In thousands of Reais, unless otherwise stated)

19 Suppliers

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Local currency				
Suppliers of materials and services	2,695	1,296	3,168,538	2,673,885
Interconnection (a)	-	-	337,603	210,307
Roaming (b)	-	-	147	240
Co-billing (c)	-	-	75,836	91,870
	2,695	1,296	3,582,124	2,976,302
Foreign currency				
Suppliers of materials and services	270	-	56,679	71,994
Interconnection (a)	-	-	1,416	-
Roaming (b)	-	-	69,082	55,173
	270	-	127,177	127,167
Current portion	2,965	1,296	3,709,301	3,103,469

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from the TIM network and ending in the networks of other operators.
(b) This refers to calls made by customers outside of their registration area, who are therefore considered visitors to the other network.
(c) This refers to calls made by a customer who chooses another long-distance operator.

20 Loans and financing

					Consolidated	
Description	Currency	Charges	Maturity date	Guarantees	2011	2010
BNDES	URTJLP	URTJLP + 1.72% to 4.8% p.a.	Oct/11 to Jul/18	Guarantee from TIM Participações and receivables of TIM cellular	1,575,385	1,787,897
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Guarantee from TIM Participações and receivables of TIM cellular	191,937	163,339
BNDES (PSI)	R$	4.5% p.a.	Jul/18	Guarantee from TIM Participações and receivables of TIM cellular	139,591	70,098
BNB	R$	10% p.a.	Jun/12 to Jan/16	Bank surety and surety of TIM Participações	73,735	118,250
Santander (CCB)	R$	108% of the CDI	Sept/12 and Oct/12	-	218,363	204,957
Santander (Resolution 2770)	R$	108.0% of the CDI	Dec/12	-	159,354	165,901
Banco BNP Paribas	USD	LIBOR6M + 0.4% p.a.	Dec/17	Surety of TIM Participações	267,774	244,891
European Investment Bank (EIB)	USD	LIBOR6M + 57% to 0.673% p.a.	Sept/16 to Jun/17	Bank surety and surety of TIM Participações	532,124	479,337
Bank of America (Res 4131)	USD	Libor 3M + 1.25% p.a.	Sept/13	-	223,382	-
JP Morgan (Res. 4131)	USD	1.56% p.a.	Sept/13	-	187,196	-
Itaú (CCB)	R$	CDI + 1.50%	Aug/14 to Sept/14	-	91,742	-
Total					3,660,583	3,234,670

(In thousands of Reais, unless otherwise stated)

Current	(1,090,174)	(957,549)
Non current	2,570,409	2,277,121

The foreign currency loan taken out with Banco BNP Paribas, with a guarantee provided by the SACE group has restrictive clauses under which that company has to comply with certain financial indices effective for syndicated loans calculated on a half-yearly basis. The subsidiary TIM Celular is in compliance with all of the required financial indices.

The facilities that TIM Celular has taken from BNDES (Banco Nacional de Desenvolvimento) , for the purpose of expanding the mobile telephone network, also has restrictive clauses under which the company has to comply with certain financial indices that are calculated on a half-yearly basis. The subsidiary has complied with all the required financial indices.

In 2011, BNDES-linked funds were released amounting to approximately R$ 370 million, of which i) R$ 154 million at the rate of TJLP + 3.62% p.a., was disbursed in May, ii) R$ 80 million, costing 4.5% p.a., was disbursed in June under the Sustained Investment Program("PSI"), and iii) R$ 136 million, at a cost of TJLP + 3.62% p.a., was disbursed in November.

The amount of R $ 80 million, released in July 2011 and concerning the funding line PSI (Investment Support Program), teem its resources for the acquisition of machinery and equipment on projects to expand the network capacity. This program has BNDES subsidized interest rates (4.5%) compared to lines of credit available and even when compared to the rates offered by the BNDES, in other transactions with similar goals and deadlines. Thus, this operation falls within the scope of IAS 20 - Grants and Government Assistance. Therefore, using the effective interest method defined by IAS 39 - Financial Instruments: Recognition and Measurement were made the following considerations: We performed a comparison between i) the total amount of debt calculated based on rates set by contract and ii) the total amount of debt calculated based on average rates charged by the market (fair value). Based on this comparison, the subsidy granted by BNDES adjusted to fair value resulted in approximately $ 18 million, this amount being recorded in the group "Revenue Anticipated Grants Government LP", and will be deferred over the life of the asset being financed and appropriate the group of "Other Revenue Grant." In the year ended December 31, 2011 the amount recognized as expense in the caption above amounts to R$ 4,331 (2010 – R$1,084).

In March 2011, the subsidiary TIM Celular renewed facilities of R$ 350 million for a further 18 months, involving i) Bank Credit Note ("CCB") transactions expected to mature in April 2011, amounting to R$ 200 million, and ii) an agreement for the forward lending of Funds in R$ raised overseas (Res. 2770), maturing in June 2011 and amounting to R$ 150 million, both with Banco Santander Brasil S.A., at a cost of 108% of the CDI rate.

In September 2011, the subsidiary TIM Celular raised R$ 373 million 4131 foreign currency loans with i) JP Morgan providing R$173 million and Bank of America Merrill Lynch ("BofA") providing R$ 200 million, both maturing in September 2013. Simultaneously with the disbursement, swap transactions were closed in order to fully protect these transactions against exchange rate exposure.

In October 2011, the subsidiary TIM Celular concluded the purchase of the companies AES Communications Rio de Janeiro S/A and Eletropaulo Telecomunicações Ltd, now referred to as TIM Fiber RJ and TIM Fiber SP, respectively. These companies have a debt to Itaú Unibanco totaling R$ 90 million, maturing between August and September 2014. The agreements contain restrictive clauses covering compliance with certain financial ratios, calculated semi-annually. The companies have been complying with all ratios required.

(In thousands of Reais, unless otherwise stated)

In December 2011, the subsidiary TIM Celular entered into a new credit facility with the European Investment Bank, for up to €100 million.

The subsidiary TIM Celular has swap transactions to fully hedge itself against any devaluation of the *real* currency vis-à-vis the U.S. Dollar and partially against changes in the fair value of its loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate).

The long-term portions of loans and financing as of December 31, 2011 mature as follow:

Year of reimbursement	Consolidated
2013	864,166
2014	339,523
2015	281,129
2016	723,042
2017 onwards	362,549
	2,570,409

Fair value of Loans and financings

In Brazil, there is no established market for long-term debt with the characteristics of the BNB and BNDES financing. The institutions consider, in addition to the returns of long-term debt, the social benefits of each project linked to its funding. For purposes of our analysis of fair value, given the absence of similar market and the need for adherence of projects to government interests, usually considered to be the fair value of the loan that is recorded in account balances.

Another operation that has employed highly specific characteristics is obtained the loan from BNP. In this operation, we have as a guarantor company SACE, Italian insurer, which also has responsibilities for the development institution. Given the characteristics of the operation, we believe that fair value is equal to the value recorded on the balance of the Company.

With respect to funding operations with banks Santander, Bank of America and JP Morgan, it is considered that they were held recently. Given the short time between the date of capture and closing the fiscal year, current market conditions do not indicate the existence of factors that may lead to a fair value of the transactions differ from that recorded on the books.

Following the evaluation criterion that considers the characteristics of similar operations, the Company identified differences between fair value and book value of fund raising from banks BEI and Itaú Bank. Both have fair values less than the carrying amounts respectively in R$ 26,702 and R$ 91.

21 Labor obligations

	Parent Company		Consolidated	
	2011	2010	2011	2010
Payroll taxes	29	10	38,200	31,522
Salaries and provisions payable	-	-	95,718	85,337
Employees' withholding	51	92	11,885	8,433
	80	102	145,803	125,292

(In thousands of Reais, unless otherwise stated)

22 Indirect taxes, fees and contributions payable

	Parent Company		Consolidated	
	2011	2010	2011	2010
ICMS	-	-	489,734	419,294
ANATEL taxes and fees	-	-	295,431	128,870
ISS	32	14	52,534	46,539
Other	-		10,923	7,392
	32	14	848,622	602,095
Current portion	(32)	(14)	(705,669)	(544,375)
Long-term portion	-	-	142,953	57,720

Management periodically evaluates the interpretations of tax laws by attending to the publication of new laws, the existence of new case law and other factors that may lead to changes in positions previously assumed. As part of this evaluation, the Company concluded that there currently, the reasons for the change in their tax positions in relation to Fust and Funttel on certain services. Thus, recorded an additional provision of R $ 88,023 on these taxes.

23 Direct taxes, fees and contributions payable

	Parent company		Consolidated	
	2011	2010	2011	2010
Income and social contribution taxes	-	-	486.612	289.659
PIS/COFINS	-	-	121.671	100.779
Other	45	150	13.288	13.871
	45	150	621.571	404.309
Current portion	(45)	(150)	(454.124)	(265.328)
Long-term portion	-	-	167.447	138.981

In November 2009, the company joined the Fiscal Recovery Program introduced by law No. 11.941/09 and Provisional Measure No. 470/2009, with the aim of equalizing and regularizing tax liabilities using a special payment system involving installment payments of its tax and social security obligations. In June 2011, the subsidiary opted to include debits not appearing in the assessment in the REFIS (Programa de Recuperação Fiscal – Tax Recovery Program) program which provides for an amnesty from penalties and interest under the installment payment system for debits under the responsibility of the Federal Revenue Department.

The general conditions of this installment program can be summarized as follow:

a) The (historical) principal amount is payable over 180 months. Interest and penalties will be paid using the tax losses accumulated by the subsidiary, benefiting from the 60% reduction in interest and 25% in the penalty.

(In thousands of Reais, unless otherwise stated)

b)The range of installment debits:

	Restated Principal Amount	**Penalty**	**Interest**
Income and social contribution taxes	27,637	16,996	31,931
PIS and COFINS taxes	32,243	7,035	16,163
	59,880	24,001	48,094

The debits to be paid in installments comprise primarily the following court actions:
Income and social contribution taxes: (i) failure to pay corporate income tax over the monthly estimated base concerning the year 2002, amounting to R$39,636; (ii) the setting-off of income and social contribution taxes against non-ratified PIS and COFINS tax credits totaling R$36,898;
PIS and COFINS taxes: setting-off of PIS and COFINS taxes using non ratified PIS and COFINS credits amounting to R$55,441.

c) The gains corresponding to the reduction of past due and official penalties involving income and social contribution taxes previously booked to liabilities, amounting to R$28,455 was recorded under the items Income and social contribution tax expenses (R$6,224) and financial expenses (R$22,231).

d) The amount of the fiscal losses used to settle the debits totaled R$45,671 as at December 31, 2011.
As a result of having joined the REFIS Program, the company is obligated to pay the installments, with delays limited to three months, in addition to withdrawing court actions and waiving any legal allegations on which these actions are based, under pain of the immediate termination of the installment program and the consequent loss of the benefits previously mentioned.

(In thousands of Reais, unless otherwise stated)

24 Other liabilities

	Parent company		Consolidated	
	2011	2010	2011	2010
Pre-paid services to be provided (*)	-	-	,256,778	,161,566
Combination of shares (**)	23,281	20,347	23,281	20,347
Government subventions (***)	-	-	37,094	22,772
Network swap (****)			93,136	102,581
Other liabilities	10,778	8,211	24,022	16,984
	34,059	28,558	434,311	324,250
Current portion	(4,278)	(1,711)	(287,156)	(181,268)
Long-term portion	29,781	26,847	147,155	142,982

(*) Refers to minutes not used by customers for the services of the prepaid plans that are appropriate to the profit and loss when the effective use of these services by customers.

(**) On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares to each one (1) share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holdings in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA) at their free and sole discretion. Thus, the record of the debt corresponds to the amount to be paid to shareholders arising from breaches of the group

On September 18, 2007 auction was held on the Stock Exchange of São Paulo-BOVESPA for sale of 2,285,736 shares (1,185,651 common shares under the code TCSL3 and 1,100,085 preferred shares under the code TCSL4), corresponding to fractions resulting in this group. The values calculated in the sale are available to holders of these fractions at any time.

Additionally, in the balance of 2011, also are recorded values related treasury shares described in Note 26-c.

(***) In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program – ("BNDES PSI"), whereby up to December 2011, the amount disbursed totaled R$172,000. This transaction is classified within the scope of IAS 20 - Government Subventions and Assistance. The subvention granted by BNDES, adjusted to its present value, resulted in R$41,053 and is being amortized according to the useful life of the asset being financed and appropriated to "Other Operational Expenses, Net" (Note 33).

(****) Refers mainly to sale contracts and reciprocal costly infrastructure of fiber optics.

25 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business, and have set up provisions whenever Management, based on the opinion of its legal advisors, concludes that there is a significant risk of loss.

The provision for contingencies is made as follows:

(In thousands of Reais, unless otherwise stated)

	Parent company		Consolidated	
	2011	**2010**	**2011**	**2010**
Civil	-	-	42,482	40,531
Labor	3,315	4,021	56,083	53,162
Tax	517	-	126,530	145,099
Regulatory	-	-	4,426	10,265
	3,832	4,021	229,521	249,057

The changes in the provision for contingencies can be summed up as follows:

	December 31, 2010	Balance company acquired	Additions net of reversals	Payment	Monetary adjustment	December 31, 2011
Civil	40,531	-	136,663	(135,207)	495	42,482
Labor	53,162	462	3,208	(903)	154	56,083
Tax	145,099	75	21,220	(27,137)	(12,727)	126,530
Regulatory	10,265	-	3,321	(8,493)	(667)	4,426
	249,057	537	164,412	(171,740)	(12,745)	229,521

* Monetary restatement of the tax contingencies includes the reversal of monetary restatement totaling R$ 22,231 for income and social contribution tax processes included in the REFIS in June 2011.

a. Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. This assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

a.1. Consumer lawsuits

The subsidiaries are parties to roughly 66,533 lawsuits (as against 69,890 as at December 31, 2010), which are claims filed by consumers in the judicial and administrative spheres, and involve TIM Celular, INTELIG, TIM Fiber RJ and TIM Fiber SP. The aforementioned lawsuits relate to the relationships between the subsidiaries and their clients, with the highlight, where TIM Celular S/A is concerned, going to alleged undue collections, contract cancellations, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. For the subject matters underlying the cases against INTELIG, those worthy of note relate to alleged fraud, improper charging and unjustified inclusion in bad debtors' lists. As at December 31, 2011, cases where the chances of loss are probable stood at R$ 25,335 (2010 – R$24,109), and full provision has been made for these.

a.2. Class Action Lawsuits

(In thousands of Reais, unless otherwise stated)

There are four main class action lawsuits against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of "state border areas", and (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets, (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against INTELIG, which questions non-compliance with Article 61 of ANATEL Resolution 85, (retroactive charging), and (iv) a lawsuit filed by the Public Prosecutor's Office in Uberlândia questioning non-compliance with Article 61 of ANATEL Resolution 85 (retroactive charging).

Due to the fact that these lawsuits entail positive and negative obligations, and taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provision has been made by Management regarding the above described contingencies.

b. Labor Contingencies

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commission, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met by the contracted service provider companies.

Out of the 8,156 labor claims as at December 31, 2011 (6,172 as at December 31, 2010) filed against the Company and its subsidiaries, 83% relate to service providers, with the great majority of these claims being concentrated on certain companies, which for the most part are located in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife.

In relation to third party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relate to the organizational restructuring processes, in particular the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff as well as outsourced personnel.

Any assessment of the chances of loss in relation to these actions and the contingent amounts is subject to revision at periodic intervals, taking into account the legal decisions made during the course of the aforementioned processes, on account of regulatory changes or changes in the case law guidelines and precedents issued by Superior Courts. As at December 31, 2011, cases where the chances of loss are probable stood at R$21,081 (2010 – R$20,117), and full provision has been made.

Adjustments to the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Company and its subsidiaries, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and the evaluation of the existing risks.

c. Tax Contingencies

c.1. IR and CSLL

(In thousands of Reais, unless otherwise stated)

In 2005, TIM Celular was notified by the Minas Gerais office of the Federal Revenue Secretariat for the sum of R$126,933, in connection with: (i) the taxation of monetary variations on swap transactions and exchange variations on outstanding loans, (ii) a separate fine for failure to pay social contribution tax on net income on an estimated monthly basis for the year 2002 and part of 2001, (iii) alleged failure to pay corporate income tax on an estimated monthly basis for the year 2002, and (iv) remittance of interest overseas (IRRF – withholding income tax) – a voluntary disclosure that does not entail payment of arrears charges.

The subsidiary is currently challenging these assessments with the tax authorities. Based on the opinions of both the company's own lawyers as well as of law firms that provide the company with legal advice, Management concluded that the probable loss to be incurred in relation to these processes would amount to R$32,750, and set up a provision in 2005 for this amount, under the heading "Provision for income and social contribution taxes".

In September 2009, TIM Celular enrolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to partially join the REFIS program regarding these fines, and paid the sum of R$4,884 in relation to the installment corresponding to the exclusion of exchange rate variations from net income on the CSLL (Social Contributions on Net Income) base. The amount of the provision that was set up under the heading "Provision for Income and Social Contribution Taxes" in connection with CSLL was R$8,547, while the amount of R$3,663, which corresponds to the difference between the amount of the provision and the amount that was actually paid, was reversed in favor of the subsidiary.

In June 2011, the subsidiary opted into the REFIS for the amount of R$24,203,relating to the failure to pay corporate income tax on the estimated monthly basis for the year 2002, and where management considers a loss to be probable.

In addition, the subsidiary won the assessment notice that disputed the remittance of interest abroad (WHT at source) – a spontaneous indictment without payment of past due charges, amounting to of R$ 19.120.

The subsidiary continues to challenge these assessment notices before the tax authorities. At present the total amount assessed comes to a restated figure of R$166,482, with the total remaining amount classified as a possible loss to the subsidiary.

d. Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations) and STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), ANATEL filed some Procedures for the Determination of Non-Compliance of Obligations ("PADO") involving the subsidiaries.

The subsidiaries have exerted their best efforts and presented all arguments at all administrative levels to avoid sanctions. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary penalty (fine) charged or lead to the definitive dismissal of the PADO, without any fines being applied to the company. The provision made by the company reflects this assessment.

e. Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the company and its subsidiaries involving risks of loss that are classified as possible by management and the company's legal advisors. No provision has been made for these contingencies, and no materially adverse effects are expected on the financial statements as shown below:

(In thousands of Reais, unless otherwise stated)

	Consolidated	
	2011	2010
Civil	441,586	364,550
Labor	312,178	262,330
Tax	5,669,726	2,397,408
Regulatory	146,901	79,803
	6,570,391	3,104,091

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

e.1.1. Class Actions

There are several class actions against subsidiaries where the risk of loss is regarded as probable. They are summarized as follow: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer´s warranty terms, (ii) a lawsuit against TIM Celular State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state, (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingu and Marabá,(iv) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire and Lago da Pedra,(v) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, MonsenhorTabosa, Icó and Icapuí, (vi) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state, (vii) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste and Vale do Anari, (viii) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, like in Manaus, Tabatinga and Humaitá, (ix) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina, (x) a lawsuit filed against TIM Celular in the State of Pernambuco, specifically in the municipality of Araripina, (xi) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region, and (xi) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of an SMS without the consumer's prior consent.

e.1.2. Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at declaring null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and requiring the refunding of all excess amounts allegedly charged since July 2004.The judge granted an injunction determining the provisional payment of VU-M at an amount of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process at the agency to which GVT and VIVO are parties. In September 30, 2011, the judge in this case confirmed the

request for a suspension of the act formulated by GVT until the work by ANATEL ascertaining the VU-M reference amounts is concluded.

In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infringement of economic principles, which was judged in March 2010.

The SDE ruled against the alleged practice of Price Squeezing and forwarded the proceeding to CADE (Conselho Administrativo de Defesa Economica – Administrative Council for Economic Defense) for judgment, also voting for the dismissal of the claim for common price fixing ("cartel"). The CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages filed by the service provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. This company provided TIM with outsourced labor in Northern Brazil. Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Gloria Souza & Cia have been submitted. A reconciliation hearing was held, to no avail. There has still been no decision from the lower court.

A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services). The proof of the expert investigation was upheld and the opinion was ratified by the judge. TIM filed an appeal, challenging the decision of the expert investigation, and the court recently ruled that a new expert investigation be carried out. The case records are currently in the expert examination phase.

A lawsuit has been brought against TIM Celular by the company INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed against the execution, requesting a suspended sentence, by Integração Consultoria, which was rejected by the judge. This led to the filing of an interlocutory appeal, with the suspended sentence having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and judgement is still pending from the court.

MCS was TIM's largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010.The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM's remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to its competitors.

(In thousands of Reais, unless otherwise stated)

In March/2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for a period of twelve (12) months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently in the expert investigation phase.

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in Area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, currently under expert investigation phase. Thus there has been no decision by the lower court. The amount allocated to the case was R$9,758.

In December 2010, TIM Celular S/A filed an action against ANATEL with the 15th Federal Court of the Federal District requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO No. 53500.025648/2005 and of Act No. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The case is currently in the evidence specification phase, and there has been no decision by the lower court.

e.2. Labor Claims

e.2.1. Labor Claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with a highlight being the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case records 01102-2006-024-03-00-0 refer to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutors' Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of security to prevent the prompt implementation of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of *mandamus* lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an unspecified writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts by the Judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeal's decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the

(In thousands of Reais, unless otherwise stated)

Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees' work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired prior to 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company's former employees have questioned this transaction, and in some cases have obtained favorable decisions.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting the inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

e.2.2. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting of R$2,388.The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, the judgment of which is still pending.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonuses (ii) non-adjusted bonuses (iii) payments to self-employed persons, and (iv)sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Notifications for the release of tax debt regarding alleged irregularities in the payment of social security contributions levied in the following cases: (i) profit sharing,(ii) retention of 11% on service agreements,(iii) failure to deduct and pay management fees, and (iv) failure to properly fill out the GFIP. An administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which is currently pending judgment.

On account of the final decision in the administrative sphere of the assessment involving discussion of the 11% withheld on service agreements, a legal action was filed to reverse the assessment.

e.3. Tax Claims

e.3.1. IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amount in connection with

(In thousands of Reais, unless otherwise stated)

income and social contribution taxes and a separate fine, which totaled R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144.

These tax assessment notices are part of the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned did indeed lead to a portion of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$85,771, these arose from offsetting involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part in the administrative sphere totaling R$67,404 and part in the judicial sphere totaling R$9,193.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount related to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações,(ii) the exclusion of the amortized goodwill,(iii) the deduction of corporate income tax by way of fiscal incentives for the reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the Sudene. This tax assessment notice was immediately challenged by the subsidiary and a decision in the administrative sphere is now awaited.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) the deduction of goodwill amortization expenses, (ii) the exclusion of the reversal of the goodwill from the former BITEL, (iii) the improper offsetting of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel, (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department,(v) the deduction of WHT without proof of payment, (vi) the deduction of accruals without proof of payment,(vii) a one-off penalty for underpayment of estimates, (viii) a regulatory penalty for omitting information and failure to produce digital files, and (ix) a supplementary entry to the administrative proceedings mentioned in the above paragraph. This notice was immediately contested by the subsidiary, and a decision in the administrative sphere is now awaited.

e.3.2. IRRF

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was successfully challenged in the administrative sphere in view of the final favorable decision on the writ of *mandamus*.

(In thousands of Reais, unless otherwise stated)

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026, of which the amount of R$ 1,029 was provided for in November 2011, involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payments to unidentified beneficiaries, (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming, and (iii) reductions on fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision in the administrative sphere.

e.3.3. ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunications services provided by the Parent Company and allegedly not paid, as well as in connection with the sale of phone sets As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$41,066 (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company's own lawyers as well as of law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a possible loss for the subsidiary.

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities of various Brazilian States in relation to the payment of ICMS regarding operating aspects of the company's activity of provision of telecommunications services, as well as the sale of goods. Some grounds or reasons for these tax assessments according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale, (ii) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register,(iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed,(iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared, and (v) payment of tax outside of the terms established by the state legislation, among others. The aforementioned assessments are being challenged in due course at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$14,000, comes to a total of R$315,552.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the "Fundo de Combate à Pobreza e às Desigualdades Sociais" (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative and judicial levels and total R$110,535.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the sums of R$16,406 and R$46,923 respectively in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and total of R$63,329.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the sums of R$329,471 and R$24,771 respectively for allegedly having

(In thousands of Reais, unless otherwise stated)

failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection with the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$77,760 drawn up by the tax authorities of the States of Ceará, Pernambuco and Paraná in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 and R$28,668 involving allege failure to pay ICMS levied on telecommunication services provided (pre-paid model) – outgoing telephone card operations. These assessments are being challenged in the administrative sphere.

In November 2010 and December 2011, TIM Celular received three assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul and Paraná for a total amount of R$83,782 involving: and the reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation by not presenting the 60i register of the SINTEGRA file for 2007 and 2008, (ii) alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary in the administrative sphere.

In July and October 2011, TIM Celular received tax assessment notices from the tax authorities of the State of São Paulo in the amount of R$216,472, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt", and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving the services contested, leading to the reversal of debits without complying with the legislation. The subsidiary is challenging these assessments in the administrative sphere.

In December 2011, TIM Celular received two tax assessment notices from the State of Paraná, amounting to R$100,462 and involving improper crediting of ICMS tax for the periods from May 2010 to August 2011, and from September 2011 to November 2011. The subsidiary is challenging these assessments in the administrative sphere.

In December 2011, Intelig filed a legal action against the tax assessment notice drawn by the State of São Paulo, in the amount of R$ 20,285, involving the alleged improper appropriation of ICMS tax credits referring to the reversal of debits declared in the ancillary obligations of the State. The subsidiary is challenging this assessment in the administrative sphere.

e.3.4. ISS

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for an amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative services on plan cancellation, telephone directory assistance services, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

(In thousands of Reais, unless otherwise stated)

e.3.5. Telecommunications Services Universalization Fund ("FUST")

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenue earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of Article 6 of Law No. 9998/00), the abovementioned revenue is not subject to the FUST charges. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of *mandamus* was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenue. ANATEL's intention to charge FUST on this revenue has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the Court of Appeal.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenue for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total of R$529,823.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$59,902 in connection with FUST charges that are allegedly due on interconnection revenue for the periods from January to December of 2001 to 2007, respectively. The aforementioned assessments are being challenged at administrative level.

e.3.6. Telecommunications Technological Development Fund ("FUNTTEL")

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular amounting to R$213,212, in connection with FUNTTEL amounts due on interconnection revenue for the years from 2001 to 2007, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenue, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenue is under suspension, due to a favorable ruling obtained in relation to the writ of *mandamus* that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$19,474 in connection with FUNTTEL charges that are allegedly due on interconnection revenue for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

e.4. Regulatory proceedings

TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the associated radio frequencies ("RFs"), having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by ANATEL determined a charge of 2% of interconnection revenue concerning the extension of the rights of use of renewal of the RFs. These decisions have been challenged by administrative appeals filed by TIM, which understands that the regulatory obligation associated with this

(In thousands of Reais, unless otherwise stated)

payment does not exist. Since these appeals presented on August 30, 2011 are still pending judgment on merits, the possibility of the debit being enforceable still exists.

By means of Orders from the Presidential Office issued in September 2011, ANATEL overruled the suspensive effect requested by TIM through an appeal. In the light of this fact, in November 2011 the company filed a writ of *mandamus* against ANATEL, which successfully suspended the enforceability of the debits associated with the charge of 2% on interconnection revenue regarding payment of the extensions of the right of use of the RFs.

Also in November 2011, ANATEL published Digest No. 11/2011 by which the Governing Board of the Agency issued its opinion as to the applicability of interconnection revenues of STFC concession holders in calculating the charge (of 2% of revenue) arising from extending STFC Concession agreements. This understanding will probably apply in the case of the extension to the right of use of RFs.

Furthermore, in view of the extension of the authorization of the usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from ANATEL for the payment of a new Facilities Inspection Fee ("TFI") for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount
Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	089/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000

The demand for payment of TFI is a result of ANATEL's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for the Collection of Revenues of the FISTEL Telecommunications Inspection Fund, which foresees the levying of TFI on the stations at such time as the license is renewed, which entails the issue of a new license. However, in the Company's understanding this does not appear to be the correct and reasonable interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was subject to challenge at the administrative level, following which a suspension was granted on the requirement to pay the charge until the definitive ruling of the challenge from ANATEL.

According to the Instruments of Authorization for the operation of Personal Mobile Services ("SMP"), TIM Celular agreed to the phased implementation of SMP coverage in relation to the respective regions, within the scope of the areas they were awarded, and has done so. In the event of failure to perform the obligations as set out under the Instruments of Authorization, or in the call notices for the auction of the 3G frequencies, the subsidiaries are subject to the filing of PADOs, and possible sanctions as a result.

Also in accordance with the aforementioned Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL and comply with the obligations determined by the regulations. ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance/failure to meet with certain quality service indicators,(ii) default on certain obligations

(In thousands of Reais, unless otherwise stated)

assumed under the Instruments of Authorization or call notices for the 3G frequencies, and(iii) non-compliance with obligations contemplated in the relevant regulations of the RSMP and RSTFC, and undertaking monitoring activities of a diverse regulatory nature.

The subsidiaries submitted to ANATEL administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the alleged non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies, and which were insignificant given the universe of users to whom they provide services. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected, which are classified as "more probable" by management.

26 Asset retirement obligations

The changes in the obligations deriving from future asset retirements are set forth below:

	2011 (12 months)	**2010** (12 months)
Opening balance	255,737	239,635
Additions recorded throughout the period, net of write-offs	6,181	16,102
Closing balance	261,918	255,737

Provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted to their present value at an average rate of 10% so as to reflect the best current estimates.

27 Shareholders' equity

a. Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 (four billion, four hundred and fifty million) common shares.

	2011	**2010**
Number of common shares	2,417,632,647	843,281,477
Number of preferred shares	-	1,632,453,583
	2,417,632,647	2,475,735,060

As mentioned in Note 1, during the third quarter of 2011 the Company became part of the *"Novo Mercado"* segment of BM&F/Bovespa. Having migrated to this segment, the Company no longer has preferred shares, the former preferred shares having been converted to common shares in the ratio of 0,8406 common shares for each preferred share.

(In thousands of Reais, unless otherwise stated)

On October 4, 2011, the Company brought to a close the process for the primary public offering of 190,796,858 common shares. The offering was closed at a price of R$8,60 (eight *Reais* and sixty cents) per share. As a result, TIM Participações raised R$1,640,854, which was registered by the company in October 2011 in the capital stock account..

Furthermore, the Company granted the option of the public distribution of an overallotment of 9,461,510 common shares to Morgan Stanley S.A. and Morgan Stanley & Co. LLC. The purpose of this mandate was exclusively to meet the excess demand detected in the public offering mentioned in the previous paragraph. The options were exercised in October 2011 at R$ 8,60 (eight *Reais* and sixty cents) per share, resulting in a new increase in the Company's capital of R$81,368.

The costs directly linked to these funding processes, in the amount of R$47,117, were booked to an equity reduction account, pursuant to IAS 39.

The closure of the public offering brought no relevant alterations (in excess of 5% of the total capital stock) to the equity interests held by the Group's shareholders.

b. Capital reserves

The capital reserves are comprised of:

	2011	2010
Special goodwill reserve	380,560	396,129
Capital reserve – Stock Option	3,928	
	384,488	396,129

Special goodwill reserve

The special goodwill reserve was generated in the following transactions:

(i) Special reserve – tax benefit on reestructuring

This reserve resulted from the corporate restructuring process carried out in 2000 and the outstanding amount as at December 31, 2010 was R$ 15,569. This balance, corresponding to part of the tax benefit obtained from the restructuring, was capitalized in May 2011 for the benefit of the controlling shareholder in accordance with CVM Instruction No. 319/99 by issuing 1,364,837 new preferred shares and 705,038 new common shares.

(ii) Takeover of the former subsidiaries TIM Sul and TIM NE – acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between the market value and the shares negotiated.

(In thousands of Reais, unless otherwise stated)

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações at that time, recording goodwill amounting to R$157,556.

(iii) *Acquisition of the shares of Holdco – purchase of Intelig*

On December 30, 2009, the Special general Meeting of TIM Participações approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date of November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$ 223,004.

Options to purchase shares

The balance expenditure of the Company and its subsidiaries with stock purchase options granted to employees are recorded against the capital reserve account

c. Treasury Shares

On July 26, 2011, the period ended for the holders of the Company's preferred stock to manifest their disagreement with the entry into the *"Novo Mercado"* segment of BM&F/Bovespa. Only one shareholder with 84,300 preferred shares exercised the right of withdrawal. In August 2011, his shares were acquired by the Company, based on the equity value per share as at December 31, 2010 and calculated to four decimal places (R$4.1628 per share).

Furthermore, as decided by the Special General Meeting dated June 22, 2011, only whole numbers of the Company's common shares were delivered to non-dissenting preferred shareholders. The fractions of common shares arising from the conversion were also paid in August 2011 at the same reimbursement price paid to dissenting shareholders. In all, the total of the fractions of common shares totaled 725,026 shares.

d) Profit reserves

Legal reserve

This refers to the 5% of net income set aside every year until the legal reserve equals 20% of capital. Also, the Company is authorized to stop supplementing the legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increases or the offsetting of accumulated losses.

Reserve for expansion

(In thousands of Reais, unless otherwise stated)

This reserve is set up based on paragraph 2, Article 46 of the bylaws and Article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects, and is supported by the capital budget.

According to the Company's bylaws, the reserve for expansion may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on June 22, 2011, 'the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, to an amount equivalent to 25% of the adjusted net income.

The dividends were calculated as follow:

	2011
Net income for the year	1,281,228
(-) Creation of legal reserve	(64,061)
Adjusted net income	1,217,167
Dividends to be distributed	
Minimum dividend calculated based on 25% of adjusted income	304,292
Dividends per share (amounts shown in Reais)	0.1259

For the year ended December 31, 2010, the Company had different methods of calculation to determine the minimum mandatory dividend. In that year, TIM had two classes of shares (ordinary and preferred) and performed the profit distribution based on the laws in force at that time. The calculation methodology that demonstrates the determination of the minimum dividend for the year 2010 can be found below:

	2010
Capital stock - common shares	2,775,734
Capital stock - preferred shares	5,373,362
Capital stock	8,149,096
Dividends: 6% of capital stock for preferred shares pursuant to the bylaws	322,402
Shareholders' equity – common shares	2,834,871
Shareholders' equity – preferred shares	5,487,843
Total shareholders' equity (last social exercise approved – 12/31/2009)(*)	8,322,714
Dividends: 3% of total shareholders' equity for preferred shares, pursuant to Law No. 10.303/01	164,635
Net income for the year	2,216,909
(-) Loss offset (accumulated)	(125,914)
Income after loss offset (accumulated)	2,090,995

(In thousands of Reais, unless otherwise stated)

(-) Creation of legal reserve	(104,550)
Adjusted net income	1,986,445
Dividends to be distributed	
Minimum dividend calculated based on 25% of adjusted income	496,611
Dividends to be distributed to common shareholders	169,155
Dividends to be distributed to preferred shareholders	327,456
	496,611
Dividends per share (amounts shown in Reais)	
Common shares	0.2006
Preferred shares	0.2006

* this time the Company was using accounting practices different from international accounting practices (it was before the convergence of Brazilian accounts practices to IFRS)

The proposed dividends in previous years and not claimed by shareholders were effectively reversed after the statutory period of limitations according to Brazilian legislation. The amount of R$ 3,327 (U.S.$ 8,345 on December 31, 2010) was released to the reserve account for expansion.

28 Stock Options

On August 5, 2011, it was approved by the General Assembly of Shareholders of TIM Participaçõoes S.A.'s the long-term incentive plan granted to senior managers and those in key positions in the Company and its subsidiaries. The option to purchase shares was granted to directors and certain employees.

On the grant date (August 5, 2011) the price value of the exercise of options granted was calculated using the weighted average price of the shares of TIM Participações S.A. This considered the average trading volume and trading price of the Company's shares during the period of 30 days prior to the date July 20, 2011 (the date on which the Board of Directors approved the Company's benefit) equals the market price of the shares on the grant date, minus 15%.

The exercise of options is conditional on the achievement of two performance goals simultaneously: (1) growth in the value of the common stock of the Company, and (2) performance of the Company's stock price relative to a benchmark index, defined by the Directors of TIM and composed primarily of shares of other telecommunications, technology and media companies. The conditions of performance are measured in the triennium 2011-2013, with the measurement in July of each year.

The options are granted to employees who have completed three years' service (vesting period). The term of the options is six years, and a third of them can be exercised after the first half of 2012, another third to the end of the end of the first half of 2013 and the remainder after the first half of 2014. The options are exercisable after three years from the date of grant, subject to achieving the targeted sales growth, based on earnings per share during the period of inflation, increased by 4%. The options have a contractual option term of five years. The Company has no formal legal obligation to repurchase or settle the options in cash, or otherwise.

On August 5, 2011, the corresponding option holders were granted the right to purchase shares of 2,833,596. As mentioned in the preceding paragraph, on December 31, 2011, there are no options that can still be exercised.

(In thousands of Reais, unless otherwise stated)

Using the principle of responsibility accounting, expenses linked to the plan long-term benefits has been appropriate monthly and at the end of the fiscal year 2011 totaled R$3,929. Significant data included in the model included the weighted average share price of R $ 8.31 as at the grant date, the exercise price of R$ 8.84 presented above, volatility of 51.73% pa, an expected life of the option corresponding to 6 years and an annual interest rate without risk of 11.94% p.a. The volatility measured based on the quotations of common shares of TIM over a period of six years using the standard deviation of stock returns compounded continuously is based on statistical analysis of daily stock prices over the past three years.

29 Net operating revenue

	Consolidated	
	2011	2010
Telecommunications service revenue - Mobile		
Subscription and use	10,264,716	8,911,976
Network use	3,849,408	3,679,365
Long distance	3,181,214	2,374,341
VAS - Additional services	3,166,437	2,241,530
Others	229,829	272,927
	20,691,604	17,480,139
Telecommunications service revenue - Landline	1,525,446	1,281,246
Telecommunications service revenue – Mobile and Landline	22,217,050	18,761,385
Goods sold	2,540,516	1,557,910
Gross operating revenue	24,757,566	20,319,295
Deductions from gross revenue		
Taxes	(5,385,338)	(4,475,829)
Discounts given	(2,092,406)	(1,264,090)
Returns and other	(193,845)	(121,926)
	(7,671,589)	(5,861,845)
Total net revenue	17,085,977	14,457,450

(In thousands of Reais, unless otherwise stated)

30 Cost of services provided and goods sold

	Consolidated	
	2011	2010
Personnel	(40,348)	(58,450)
Third party services	(324,098)	(337,021)
Interconnection	(4,132,950)	(3,602,984)
Depreciation and amortization	(1,715,173)	(1,994,184)
ANATEL fees	(28,516)	(27,209)
Rentals and insurance	(234,857)	(242,850)
Others	(22,939)	(16,978)
Cost of services provided	(6,498,881)	(6,279,676)
Cost of goods sold	(2,062,552)	(1,026,091)
	(8,561,433)	(7,305,767)

31 Selling expenses

	Consolidated	
	2011	2010
Personnel	(451,761)	(389,773)
Third party services	(2,287,061)	(2,048,978)
Advertising and publicity	(530,145)	(537,221)
Loss and allowance for doubtful accounts	(231,529)	(310,497)
ANATEL fees	(1,037,066)	(817,891)
Depreciation and amortization	(228,668)	(311,173)
Rentals and insurance	(38,442)	(37,274)
Other	(41,040)	(41,801)
	(4,845,712)	(4,494,608)

32 General and administrative expenses

	Parent Company		Consolidated	
	2011	2010	2011	2010
Personnel	3,959	(2,381)	(140,719)	(138,499)
Third party services	(6,069)	(3,230)	(422,331)	(411,664)
Depreciation and amortization	-	-	(320,036)	(385,586)
Rentals and insurance	(139)	(123)	(58,804)	(52,418)
Other	(311)	(584)	(21,504)	(20,527)
	(2,560)	(6,318)	(963,394)	(1,008,694)

(In thousands of Reais, unless otherwise stated)

33 Other operating expenses, net

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Revenues				
Subvention income, net	-	-	3,683	-
Fines on telecommunications services	-	-	32,155	31,137
Other operating revenue	-	-	21,301	272
	-	-	57,139	31,409
Expenses				
	-	-	(224,136)	(114,986)
Taxes, fees and contributions	-	-	(1,994)	(8,537)
Provision for contingencies – Reversal settlement	(812)	(76)	(155,473)	(31,153)
Other operating expenses	(320)	(8)	(17,641)	(22,463)
	(1,132)	(84)	(399,244)	(177,139)
Amortization of concessions	-	-	(305,891)	(302,517)
	(1,132)	(84)	(705,135)	(479,656)
Other operatingexpenses, net	(1,132)	(84)	(647,996)	(448,247)

34 Financial revenue

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Interest on financial investments	2,754	1,526	205,408	145,537
Interest received from clients		-	48,871	45,180
Monetary adjustment	845	627	57,251	37,680
Other revenue		80	(1,009)	3,274
	3,599	2,233	310,521	231,671

35 Financial expenses

	Parent Company		Consolidated	
	2011	**2010**	**2011**	**2010**
Interest on loans and financing	-	(1)	(251,101)	(296,508)
Interest paid to suppliers	-	(5)	(13,802)	(18,793)
Interest on taxes and fees	(2,969)	-	(54,907)	(14,741)
Monetary adjustment	(153)	(16)	(32,291)	(5,112)
Discounts given	-	-	(66,347)	(21,564)
Other expenses	(84)	(95)	(30,331)	(23,783)
	(3,206)	(117)	(448,779)	(380,501)

(In thousands of Reais, unless otherwise stated)

36 Exchange rate variations, net

	Parent Company			Consolidated
	2011	**2010**	**2010**	**2010**
Revenue				
Loans and Financing	-	-	116,258	154,972
Suppliers	3	3	10,903	12,926
Swap	-	-	403,530	290,010
Other	-	-	32,799	8,940
	3	3	563,490	466,848
Expenses				
Loans and Financing	-	-	(232,601)	(145,588)
Suppliers	(6)	(79)	(16,558)	(10,409)
Swaps	-	-	(392,210)	(395,371)
Other	-	-	(22,721)	(12,107)
	(6)	(79)	(664,090)	(563,475)
Exchange rate variations, net	(3)	(76)	(100,600)	(96,627)

37 Income and social contribution tax expenses

		Consolidated
	2011	**2010**
Current tax		
Income tax for the period	(334,375)	(165,672)
Social contribution tax for the period	(120,718)	(61,643)
Tax incentive - ADENE	142,039	36,663
Others	3,656	-
	(309,398)	(190,652)
Deferred income tax		
Deferred income tax	(185,355)	1,064,076
Deferred social contribution tax	(52,603)	383,614
	(237,958)	1,447,690
	(547,356)	1,257,038

TIM Celular, through Constitutive Reports 144/2003 and 232/2003, issued on March 31, 2003 by ADENE - Northeast Development Agency, became the beneficiary of tax incentives which include: (i) a reduction of 75% of income tax and additional non-refundable taxes for a period of ten (10) years for the fiscal years 2002 through 2011, calculated on the basis of operating income resulting from the implementation of its installed capacity to provide digital cellular mobile telephony services and (ii) a reduction of 37.5%, 25% and 12.5% of income tax and additional non-refundable taxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on the operational income arising from its capacity to provide analogue mobile telephone services.

(In thousands of Reais, unless otherwise stated)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated	
	2011	**2010**
Income before income tax and social contributions	1,828,584	954,677
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(621,719)	(324,590)
(Additions)/exclusions:		
Unrecognized tax losses and temporary differences	(31,667)	103,406
Recognized tax losses and temporary differences	-	1,435,245
Provision for income and social contribution tax contingencies	3,656	-
Effect of deferred income and social contribution taxes on REFIS	(25,680)	-
Permanent additions	(7,120)	(6,414)
Tax incentive – ADENE	142,039	36,663
Other amounts	(6,865)	12,728
	74,363	1,581,628
Income and social contribution taxes charged to income for the period	(547,356)	1,257,038

38 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing the income attributable to the shareholders of the company by the weighted average number of common shares issued during the year.

	2011	**2010**
Income attributable to the shareholders of the company	1,281,228	2,216,909
Weighted average number of common shares issued (thousands)	2,263,662	2,475,735
Basic earnings per share	0.5660	0.8955

(b) Diluted earnings

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company does not have potential common shares.

	2011	**2010**
Income attributable to the shareholders of the company	1,281,228	2,216,909

Weighted average number of common shares issued (thousands)	2,264,810	2,475,735
Basic earnings per share	0.5657	0.8955

(In thousands of Reais, unless otherwise stated)

39 Transactions with Telecom Italia Group

The consolidated balances of transactions with other companies of the Telecom Italia Group are as follow:

	Assets	
	2011	2010
Telecom Personel Argentina (1)	1,868	1,043
Telecom Italia Sparkle (1)	22,254	12,578
Telecom Italia S.p.A. (2)	10,315	3,251
Other	3,141	1,102
Total	37,578	17,974

	Liabilities	
	2011	2010
Telecom Italia S.p.A. (2)	31,879	21,643
Telecom Personel Argentina (1)	2,676	1,849
Telecom Italia Sparkle (1)	6,672	4,225
Italtel (3)	22,257	15,361
Other	10,343	1,470
Total	73,827	44,548

	Revenue	
	2011	2010
Telecom Italia S.p.A. (2)	17,796	16,885
Telecom Personel Argentina (1)	3,840	5,135
Telecom Italia Sparkle (1)	33,883	26,988
Other	1,511	862
Total	57,030	49,870

	Cost/Expense	
	2011	2010
Telecom Italia S.p.A. (2)	15,629	12,045
Telecom Italia Sparkle (1)	20,865	16,871
Telecom Personel Argentina (1)	6,714	8,682
Lan Group (4)	19,151	5,386
Other	1,572	3,626
Total	63,931	46,610

(1) These amounts refer to roaming, value-added services ("VAS") and assignment of means.

(2) These amounts refer to international roaming, technical post-sales assistance and VAS.
(3) The amounts refer to the development and maintenance of software used in invoicing telecommunications services.
(4) The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: Accounts receivable, Suppliers, and other current assets and liabilities.

(In thousands of Reais, unless otherwise stated)

Transactions with related parties are entered into on an arm's length basis.

40 Transactions with Telefônica Group

On April 28, 2007, AssicurazioniGenerali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation *de facto* and *ipso jure* in Brazil, so that Telefónica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil, in force as at December 31, 2011, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with the applicable legislation. As at December 31, 2011, the receivables and payables arising from these agreements amounted to R$163,913 and R$132,863 respectively (R$129,249 and R$92,649 as at December 31, 2010). The amounts charged to the statements of income by the Company (after approval of the transaction) represented operating revenue and expenses totaling R$1,385,371 and R$1,026,787 (R$1,282,522 and R$855,939 as at December 31, 2010) respectively.

41 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instruments are involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follow:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.
As of December 31, 2011, the subsidiaries' financing indexed to foreign currency was fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

(In thousands of Reais, unless otherwise stated)

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market's current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the portion of the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to the statements of income of the subsidiary TIM Celular.

The possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to the statement of income of the subsidiary TIM Celular.

The possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentages). However, as at December 31, 2011, the subsidiaries' financial funds were invested in Interbank Deposit Certificates ("CDIs"), and this considerably reduces such risk.

(iii) Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses due to the difficulty of collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries performed a credit analysis to assist management with risks related to collection problems, and monitored accounts receivable from subscribers, blocking the use of services by customers in the event that they defaulted on the payment of their bills. As of December 31, 2011 and 2010, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries on the sale of phone sets and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As at December 31, 2011 and 2010, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses due to the difficulty of realizing their short-term investments and swap contracts due to the bankruptcy of the counterparties. The subsidiaries

(In thousands of Reais, unless otherwise stated)

minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels per institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are as follow:

	2011			2010		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Derivative transactions	121,204	(166,133)	(44,929)	22,868	(166,553)	(143,685)
Current portion	55,889	(77,055)	(21,166)	6,122	(2,071)	4,051
Non-current portion	65,315	(89,078)	(23,763)	16,746	(164,482)	(147,736)

The consolidated financial derivative instruments with long-term maturities as at December 31, 2011 have the following maturity schedules:

	Assets	Liabilities
2013	38,754	(26,201)
2014	-	(11,871)
2015	-	(4,770)
2016	20,676	(41,118)
2017 onwards	5,885	(5,118)
	65,315	(89,078)

Consolidated financial assets and liabilities measured at fair value:

December 31, 2011	Level 1	Level 2	Total
Assets			
Financial assets at fair value through income			
- Trading securities	27,745	-	27,745
- Derivatives used for hedging purposes	-	121,204	121,204
Total assets	**27,745**	**121,204**	**148,949**
Liabilities			
- Derivatives used for hedging purposes		166,133	166,133
Total liabilities		**166,133**	**166,133**

December 31, 2010	Level 1	Level 2	Total
Assets			

(In thousands of Reais, unless otherwise stated)

Financial assets at fair value through income			
- Trading securities	31,869		31,869
- Derivatives used for hedging purposes	-	22,868	22,868
Total assets	**31,869**	**22,868**	**54,737**
Liabilities			
- Derivatives used for hedging purposes	-	166,553	166,553
Total liabilities	-	**166,553**	**166,553**

The fair value of financial instruments traded on active markets is based on the quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates classified as trading securities.

The fair values of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) are determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to establish the fair value of an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices of financial institutions or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine the fair values of the remaining financial instruments.

The fair values of the derivative financial instruments of the subsidiaries were determined based on future cash flow (asset and liability positions), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

Financial Instruments by Category

The Company's financial instruments by category may be summarized as follows:

	Consolidated		
	Loans and receivables	Financial assets valued at fair value through income	**Total**
December 31, 2011			

(In thousands of Reais, unless otherwise stated)

Assets, as per balance sheet			
Derivatives		121,204	121,204
Accounts receivable and other assets, excluding advances	3,345,494		3,345,494
Financial assets valued at fair value through income		27,745	27,745
Cash and cash equivalents	3,262,855		3,262,855
	6,608,349	148,949	6,757,298

			Consolidated
	Financial liabilities valued at fair value through income	**Other financial liabilities**	**Total**
December 31, 2011			
Liabilities as per balance sheet			
Loans	-	3,660,583	3,660,583
Derivatives	166,133	-	166,133
Suppliers and other obligations, excluding legal obligations	-	3,709,301	3,709,301
	166,133	**7,369,884**	**7,536,017**

			Consolidated
	Loans and receivables	Financial assets valued at fair value through income	**Total**
December 31, 2010			
Assets, as per balance sheet			
Derivatives	-	22,868	22,868
Accounts receivable and other assets, excluding advances	2,697,430	-	2,697,430
Financial assets valued at fair value through income		31,869	31,869
Cash and cash equivalents	2,376,232		2,376,232
	5,073,662	54,737	**5,128,399**

			Consolidated
	Financial liabilities valued at fair value through income	**Other financial liabilities**	**Total**

(In thousands of Reais, unless otherwise stated)

December 31, 2010			
Liabilities as per balance sheet			
Loans	-	3,234,670	3,234,670
Derivatives	166,553	-	166,553
Suppliers and other obligations, excluding legal obligations	-	3,103,469	3,103,469
	166,553	**6,338,139**	**6,504,692**

Capital management

The company's objectives in managing its capital are to safeguard the group's ongoing ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the company may review its dividend payment policy, return capital to the shareholders or issue new shares or sell assets to reduce its indebtedness, for example.

The Company's hedging policy against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange and interest rate variations.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract originating the exposure. The level of risk coverage to be contracted for the exchange exposure is 100% in terms of the period and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries' cash and cash equivalents is based on the CDI, the company's strategy is to change part of these risks into exposure to the CDI.

As at December 31, 2011 and December 31, 2010, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the ratings provided by reputable ratings agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instrument transactions contracted by the subsidiaries and effective as at December 31, 2011 and December 31, 2010:

		COUNTERPARTY					AVERAGE SWAP RATES	
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (active leg accrual)	% Coverage	Active Leg	Active Leg
R$	PRE X DI	BNB	Santander + ITAÚ	73,735	28,992	39%	10.96%	72,02% of CDI
R$	TJLP X DI	BNDES	Santander + ITAÚ	1,575,385	139,140	9%	TJLP + 4,2%	91,43% of CDI
USD	LIBOR X DI	BEI	Santander+ CITI + MS	532,124	532,124	100%	LIBOR 6M + 0,62%	95,42% of CDI
USD	LIBOR X DI	BNP	CITI + BES	267,774	267,768	100%	LIBOR 6M + 2,53%	95,01% of CDI
USD	LIBOR X DI	BOFA	BOFA	223,382	223,401	100%	(LIBOR 3M + 1,25%) x 1,18	92,00% of CDI

(In thousands of Reais, unless otherwise stated)

USD	PRE X DI	JP Morgan	JP Morgan	187.196	187.347	100%	1,84%	92,50% of CDI

	Object	Currency	Reference (National) Amount 12/2011	12/2010	Fair Value 12/2011	12/2010
Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	14,443	34,501		
Active position					29,080	62,700
Passive position					(25,185)	(55,415)
Net balance					**3,895**	**7,285**
TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	137,631	230,665		
Active position					141,036	228,578
Passive position					(137,287)	(228,990)
Net balance					**3,749**	**(412)**
USD exchange risk vs. CDI	Full protection against exchange variation risk of agreements entered into with Banco JPM and BOFA, Bancos BNP Paribas e BEI	USD	1,213,820	840,940		
Active position					1,160,165	673,770
Passive position					(1,212,738)	(824,328)
Net balance					**(52,573)**	**(150,558)**
Total			**1,365,894**	**1,106,106**	**(44,929)**	**(143,685)**

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions of the consolidated derivative instruments currently in force, a sensitivity analysis was carried out considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	2011	Probable Scenario	Possible Scenario	Remote Scenario
Fixed-rate debt (partial amount)	29,080	29,080	28,727	28,388
Fair value of swaps receivable	29,080	29,080	28,727	28,388
Fair value of swaps payable	(25,185)	(25,185)	(25,136)	(25,010)
Net swap exposure	**3,895**	**3,895**	**3,591**	**3,378**
TJLP-indexed debt (partial amount)	141,036	141,036	138,529	136,136
Fair value of swaps receivable	141,036	141,036	138,529	136,136
Fair value of swaps payable	(137,287)	(137,287)	(137,218)	(137,167)
Net swap exposure	**3,749**	**3,749**	**1,311**	**(1,031)**
USD-indexed debit (BNP Paribas, BEI, JPM and BoFA)	1,160,165	1,160,165	1,463,579	1,772,342
Fair value of swap receivable	1,160,165	1,160,165	1,463,579	1,772,342
Fair value of swap payable	(1,212,738)	(1,212,738)	(1,211,068)	1,207,365)
Net swap exposure	**(52,573)**	**(52,573)**	**252,511**	**564,997**

Because the subsidiaries own financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedging instruments, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the

(In thousands of Reais, unless otherwise stated)

subsidiaries disclosed the fair value of debt and of the financial derivative instruments on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2011 basically rely on assumptions relating to variations in the market interest rates including the TJLP and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rates and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuations in the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario
CDI	10,87%	13,59%	16,31%
TJLP	6,00%	7,50%	9,00%
USD	1,8634	2,3293	2,7951

Gains and losses with derivatives in the period

	2011
Fixed interest risk vs. CDI	970
TJLP risk vs. CDI	4,570
USD exchange risk vs. CDI	5,780
Net gains (losses)	**11,320**

42 Pension plans and other post-employment benefits

	Parent company	
	2011	2010
Term of atypical contractual relationship ("TRCA")	-	4.362
PAMA (Plano de Assistênçia Medica aoAposentado - Health Care Plan for Retired Employees)	-	894
	-	5.256

(In thousands of Reais, unless otherwise stated)

	Consolidated	
	2011	2010
Term of atypical contractual relationship (TRCA)	-	4,362
PAMA (Plano de Assistênçia Medica aoAposentado - Health Care Plan for Retired Employees)	-	4,486
PAMEC/active participants' policy	318	318
	318	9,166

Supplementary Pension Plan

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

Atypical Contract Term Relationship

Until December 31, 2010, was understanding of the Company is sponsoring, for the succession process of partial division of Telecommunications of Parana SA - Telepar of supplementary retirement plans set up in 1970 by term and ratified the Collective Agreement Term Relationship Atypical contract. On December 31, 2010, the Company had a provision for four individuals to whom it was understood that the Company was responsible for honoring the liability of the plan.

Based on work of internal and external lawyers, the opinion of renowned industry experts and case law obtained for cases related to TRCA in other companies, the Company revised its position and now considers that it is responsible for this plan. As a result of this new position were reversed balances liabilities recorded in 2010 (R$ 4,362).

SISTEL and TIMPREV

The Company, TIM Nordeste merged into TIM Celular and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system's former employees, which is managed by FundaçãoSistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and the maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and its subsidiaries, like other companies created as a result of the former TELEBRÁS system, created in 2002 a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan(hereafter "the Statutes of the TIMPREV Benefits Plan") as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

(In thousands of Reais, unless otherwise stated)

Under this new plan, the sponsor's regular contribution will correspond to 100% of a participant's basic contribution, and TIMPREV's managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

- Normal retirement pension
- Early retirement pension
- Disability pension
- Deferred proportional benefit
- Death benefit

However, as not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system

PBS Assistidos: a multi-sponsored pension plan for inactive employees

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the subsidiary companies

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies

As happened with TRCA, the Company, until December 31, 2010, had understood that it was responsible for liabilities of the PAMA participants (health care plan) who are related to the Company and its subsidiaries. Based on a new understanding of internal and external lawyers, the Company changed its position. As a result, the liabilities previously recorded were written-of.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans-SPC, the Ministry of Social Security approved the transfer of the management of the PBS–Tele CelularSul, TIM PrevSul, PBT–TIM, Convênio de Administração, PBS–TelenordesteCelular and TIM PrevNordeste benefit plans (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The PBS Assistido plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which is now called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

In 2011, contributions to pension plans and other post-employment benefits amounted to R$303 (R$151 in the same period of 2010).

(In thousands of Reais, unless otherwise stated)

Below are the actuarial positions of assets and liabilities regarding pension and healthcare plans as of December 31, 2021, pursuant to CPC standards for sponsored plans existing before the establishment of TIMPREV, which still includes active participants:

Parent Company

a) Effects as at the base date December 31:

	Plan	Total	
	PBS	2011	2010
Reconciliation of assets and liabilities as of Dec. 31, 2011	(*)		
Present value of actuarial obligations	6,775	6,775	12,552
Fair value of plan assets	(14,224)	(14,224)	(14,747)
Present value of excess obligations at the fair value of assets	(7,449)	(7,449)	(2,195)
Net actuarial liabilities (assets)	(7,449)	(7,449)	(2,195)

(*) The sponsor recognized no assets as it was not possible to reimburse this surplus. Additionally, the sponsor's contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans		
	PBS	PAMA	TRCA
Net actuarial Liability (asset) as of Dec 31, 2010	(7,451)	894	4,362
Expense (revenue) recorded	(933)		
Actuarial (gain) loss recorded	935		
Extintion of plans PAMA e TRCA		(894)	(4,362)
Net actuarial Liability (asset) as of Dec 31, 2011	(7,449)	-	-

c) Loss (gain) breakdown

	Plans		
	PBS	PAMA	TRCA
Actuarial (gain) loss on obligation	(403)	95	192
(Gain) loss on assets	1,338		
Extintion of plans PAMA e TRCA		(95)	(192)
(Gain) loss as of Dec. 31, 2011	935	-	-

d) Reconciliation of the present value of obligations

	Planos		
	PBS	PAMA	TRCA
Value of obligations as at December 31, 2010	6,881	1,309	4,362
Interest on actuarial obligations	646		
Benefits paid during the year	(349)		
(Gains)/Losses from obligations	(403)		

(In thousands of Reais, unless otherwise stated)

Extintion of plans PAMA e TRCA	-	(1,309)	(4,362)
Amounts of obligations as of Dec. 31, 2011	6,775	-	-

e) Reconciliation of fair value of assets

	Planos		
	PBS	PAMA	TRCA
Fair value of assets as of December 31, 2010	14,332	415	-
Benefits paid in the year	(349)		
Effective earnings from assets for the year	241		
Extintion of plans PAMA and TRCA	-	(415)	-
Fair value of assets as of December 31, 2011	14,224	-	-

f) reconciliation of fair value of assets

	Planos		
	PBS	PAMA	TRCA
Interest on actuarial obligations	647	96	448
Expected earnings from assets	(1,580)		
Extintion of plans PAMA and TRCA	-	(96)	(448)
Total net (expenses)/revenue to be recognized	(933)	-	-

Consolidated

a) Effects as of the base date December 31:

	Plans					Totals	
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	Fiber	2011	2010
Reconciliation of assets and liabilities as at December 31, 2011	(*)	(*)	(*)				
Present value of actuarial obligations	23,925	6,280	155	318	6,519	37,202	39,478
Fair value of plan assets	(41,947)	(10,328)	(308)	-	(6,959)	(59,542)	(52,313)
Present value of excess obligations at the fair value of assets	(18,022)	(4,048)	(153)	318	(440)	(22,340)	(12,835)
Net actuarial liabilities/(assets)	(18,022)	(4,048)	(153)	318	(440)	(22,340)	(12,835)

(*) The sponsor recognized no assets as it was impossible to reimburse this surplus. Additionally, the sponsor's contributions will not be reduced in the future.

(In thousands of Reais, unless otherwise stated)

b) Changes in net actuarial liabilities (assets)

	Plans						
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	TRCA	Fiber
Net actuarial liabilities (assets) as of December 31, 2010	(17,980)	(3,852)	(169)	318	4,486	4,362	
Expenses (revenue) recognized under income for the previous year	(2,309)	(489)	(21)	33			
Sponsor contributions				(15)			
Recognized actuarial (gains) losses	2,267	293	37	(18)			(195)
Unrecognized actuarial (gains) losses							(245)
Extintion of plans PAMA e TRCA					(4,486)	(4,362)	
Net actuarial liabilities (assets) as of December 31, 2011	(18,022)	(4,048)	(153)	318	-	-	(440)

c) Loss (gain) breakdown

	Plans						
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	TRCA	Fiber
(Gains) Losses from actuarial obligations	707	471	27	(18)	890	192	5,645
(Gains) Losses from plan assets	1,559	(178)	10				(5,890)
Losses from employee contributions							
Extinction of the plan					(890)	(192)	
(Gain) Loss as of Dec. 31, 2011	2,266	293	37	(18)	-	-	(245)

d) Conciliation of the present value of obligations

	Plans						
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	TRCA	Fiber
Value of obligations as at December 31, 2010	22,348	5,749	124	318	6,576	4,643	-

(In thousands of Reais, unless otherwise stated)

Interest on actuarial obligations	12						239
Benefits paid during the year	2,262	589	13	33			717
(Gains)/Losses from obligations	(1,404)	(529)	(9)	(15)			(82)
Extintion of plans PAMA e TRCA	707	471	27	(18)			5,645
Value of obligations as at December 31, 2010					(6,576)	(4,643)	
Valor das obrigações em 31/12/11	23,925	6,280	155	318	-	-	6,519

e) Conciliation of fair value of assets

	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	Fiber
Fair value of assets as of December 31, 2010	40,328	9,602	292	-	2,089	-
Benefits paid in the year	(1,404)	(529)	(9)	(15)		(82)
Actual interest on assets	3,023	1,255	25	15		6,810
Contributions from participants						126
Sponsor contributions						105
Extinction of plans PAMA e TRCA					(2,089)	
Fair value of assets as of December 31, 2011	41,947	10,328	308	-	-	6,959

f) Expenses estimated for 2012

	Planos				
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	Fiber
Cost of current services (interest)	13	-	-	-	
Interest on actuarial obligations	2,408	632	16	33	7,170
Expected earnings from assets	(4,684)	(1,305)	(35)	-	920
Total net (expenses) revenues to be recognized	(2,263)	(673)	(19)	33	8,090

Actuarial assumptions adopted in the calculations

The principal actuarial assumptions adopted in the calculations were as follow:

(In thousands of Reais, unless otherwise stated)

Nominal discount rate on actuarial obligation:	10.66% p.a.(11.08% in 2009)
Nominal earnings rate estimated on plan assets:	PBS-A: 11.50% p.a. (9.44% in 2009) PAMA: 10.59% p.a. (9.42% in 2009) Convênio de Administração: 11.69% p.a. (9.88% in 2009) PAMEC: N/A PBS-TCS - TNE: 9.88% p.a. (9.88% in 2009) ATYPICAL:N/A
Estimated nominal salary increase index:	6.28% p.a. (6.28% in 2009)
Estimated index of nominal increase in benefits:	4.20% p.a. (4.20% in 2009)
General biometric mortality table:	AT83 separated by gender
Biometric disability table:	Mercer Disability table
Expected turnover rate:	Null
Probability of entering retirement	100% on first eligibility to a benefit through the plan
Estimated long-term inflation rate	4.20% (4.20% in 2009)
Determination method	Projected Unit Credit Method

43 Management's Fees

The key management personnel include the Board of Directors and the statutory directors. The remuneration paid or payable to key management personnel, for their services is presented below:

	2011	2010
Salaries and other short-term benefits to employees	9,750	4,203
Payments based on shares	1,476	-
	11,226	4,203

44. External auditor's fees

In 2011, our external auditors provided audit services other than auditing the financial statements. They were: i) assurance of the sustainability report, ii) the assurance report carbon inventory, iii) due diligence; iv) issue of comfort letter in issue of shares; v) with procedures previously agreed, representing 35% of total fees for auditing the financial statements.

45 Insurance

The Company and its subsidiaries maintain a policy of monitoring the risks inherent in their operations. Thus, as at December 31, 2011, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health insurance, among others. The management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$21,314,436
Operating Risks	R$130,688
Operating Risks	R$156,534
General Third Party Liability - RCG	R$53,000
General Third Party Liability - RCG	R$10,000

Vehicles (Executive and Operational Fleets)	100% of the Fipe Reference Table. R$1,000 for civil liability - optional (Property Damages and Personal Injury) and R$100 for Pain and Suffering.
Vehicles (Executive and Operational Fleets)	10% of the Reference Fipe Table. R$1,000 for civil liability - optional Property Damages and Personal Injury) and R$100 for Pain and uffering.

(In thousands of Reais, unless otherwise stated)

46 Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

Year of Payment	Amount
2012	330,367
2013	347,216
2014	363,882
2015	380,985
2016	398,890
	1,821,340

47 Expenses by type

	2011	**2010**
Expenses by type		
Cost of services provided and goods sold	(8,561,433)	(7,305,767)
Selling expenses	(4,845,712)	(4,494,608)
General and administrative expenses	(963,394)	(1,008,694)
Other operating revenue /expenses	(647,996)	(448,247)
	(15,018,535)	(13,257,316)
Classified as:		
Personnel	(632,828)	(586,722)
Advertising and publicity	(530,145)	(537,221)
Third party services	(3,033,490)	(2,797,663)
Interconnection	(4,132,953)	(3,602,984)
Cost of goods sold	(2,062,552)	(1,026,091)
Depreciation and amortization	(2,569,768)	(2,993,461)
Allowance for doubtful accounts	(231,529)	(310,497)
Taxes, fees and contributions	(1,291,712)	(968,623)
Other	(533,558)	(434,054)
	(15,018,535)	(9,846,206)

48 Business Combinations

As mentioned in note 1, at 31 October 2011, the wholly-owned subsidiary TIM Celular acquired by the Company Brasiliana Energy and AES ELPA SA (Group companies AES Brazil), 100% of Eletropaulo Telecom Ltda. and 98.3% of AES Communications Rio de Janeiro S.A. disbursing, respectively, R$ 1,074,179 and R$ 447,471. As a result of this acquisition, the Company shall have a great opportunity to increase business through the development of services to corporate clients and the launching of residential broadband. Additionally, the Company foresees significant cost savings in the areas of interconnection and facilities leasing.

The financial statements of TIM for the year ended December 31, 2011, included net revenues of R$ 22,594 and loss of R$ 19,406 relating to acquired companies for the period November 1, 2011 to

(In thousands of Reais, unless otherwise stated)

December 31, 2011. Additionally, the table presents the following consolidated pro-forma information (unaudited) assuming that the business combination occurred on January 1, 2011:

	Year ended December 31, 2011 (unaudited)
Net revenue	17,223,561
Net profit	1,349,792

The above amounts were determined after the application of accounting policies of the TIM Group.

In the year ended December 31, 2011, the Company incurred R$ xxxx in costs attributable to this transaction, which are recorded in income for the year under general and administrative expenses.

The table below summarizes the amount paid to acquire control of the companies mentioned above, as well as the amounts provisionally established of identified assets and liabilities assumed at the acquisition date, as well as the fair value of the acquisition of non-controlling interest at acquisition date:

	Provisory amounts	
	Eletropaulo Telecomunicações Ltda.	**AES Communications Rio de Janeiro S.A.**
As of October 31,		
Cash and cash equivalents	1,074,179	447,471
Fair value of non controling interest acquired		7,938
Total Consideration	1,074,179	445,409
Amounts recorded, identified assets and liabilities assumed		
Cash and cash equivalents	15,477	3,496
Financial assets valued at fair value through income	1,170	
Accounts receivable	19,868	18,156
Tax credits	22,064	18,227
Court deposits	501	63
Other assets	374	334
PP&E	164,198	120,639
Intangible	9,196	2,941
Loans and financing	(67,619)	(22,024)
Suppliers	(6,779)	(6,063)
Labor obligations	(5,514)	(3,391)
Tax obligations	(21,671)	(18,336)
Other liabilities	(5,973)	(1,933)
Continencies	(11)	(472)
Total of identified assets net	125,281	111,637
Goodwill	948,898	343,772

In November xx, 2011, as stated in the contract of acquisition, the subsidiary TIM Celular provided for an extension of the tender offer to non-controlling shareholders at the same price per share paid to the former controlling shareholders. Thus, for purposes of calculating the balances involved in the business combination, the Company considers the acquisition of 100% of AES Communications

(In thousands of Reais, unless otherwise stated)

Rio de Janeiro SA and an additional financtial liability of R$ 7,938 recorded to honor his offer to the non-controlling shareholders.

As mentioned earlier, the acquisition of the companies was completed close to the year end and, based on information currently available, it is not possible to determine with reasonable certainty, as the existence of any additional assets, liabilities and contingent liabilities valued at its fair value that must be recorded as part of the business combination, so this evaluation process will be completed during the year 2012 and any adjustments to the financial statements of businesses acquired and consolidated financial statements of the Group will be recorded retroactively, as required by IFRS 3. The deadline for completing these assessments and also for possible identification and valuation of new assets and liabilities that may be allocated in the process of business combination is October 31, 2012.

Since this is a complex evaluation, the Company focused its efforts on identifying the main factors that motivated the acquisition of such companies and, as mentioned above, the main factors were the possibility of increasing the corporate segment and the launch the residential broadband service, which, in essence, represent the ability of the Company to obtain a return on assets purchased in excess of the currently earned by companies and therefore are not allocated to any specific assets and liabilities, thus being recorded as goodwill. Thus, according to management, the values of the premiums are substantially composed of synergies, cost reductions and expected future profitability

In relation to goodwill registered, despite the process of accounting for business combinations, goodwill and determination have not yet been completed, the TIM Celular made a general analysis of these values provisionally established in December 31, 2011 based the business plan that supported the acquisition and concluded that there is need to recognize impairment loss.

49 Supplementary disclosure of consolidated cash flow

	2011	2010
Interest paid	225,180	296,533
Income and social contribution taxes paid	269,827	110,419